NI 43-101 TECHNICAL REPORT FOR
THE GUANAJUATO MINES PROJECT
GUANAJUATO STATE
MEXICO

Report Prepared for:

ENDEAVOUR SILVER CORP.

301-700 West Pender St.
Vancouver, BC Canada V6C 1C8
Toll Free: 877.685.9775
Phone: 604.685.9775
Fax: 604.685.9744

Report Prepared by

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SRK Consulting
Endeavour Corp. 43-101 Report	Page i

NI 43-101 TECHNICAL REPORT FOR
THE GUANAJUATO MINES PROJECT
GUANAJUATO STATE MEXICO

Report Prepared for

ENDEAVOUR SILVER CORP.

U3438

SRK Project Number

SRK Consulting (UK) Ltd
5th Floor Churchill House 17
Churchill Way
Cardiff, UK
CF10 2HH

Tel : +44 29 20 34 81 50
Fax : +44 29 20 34 81 99
cardiff@srk.co.uk
www.srk.co.uk

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Report Authors	Reviewed by:

Mr Michael Beare	Mr Martin Pittuck

Ms Marta Sostre

SRK Consulting - Executive Summary
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Executive Summary

SRK Consulting (UK) Limited (“SRK”), an associate company of the international group holding company, SRK Global Limited (the “SRK Group”), has been requested by Endeavour Silver Corporation. (“Endeavour”) to prepare an independent 43-101 Compliant Report (“43-101”) on its Guanajuato Mines Project, located near the town of Guanajuato in the central portion of the State of Guanajuato in Mexico. This Technical Report constitutes an audit of the December, 2007 Mineral Resource and Mineral Reserve estimate conducted on the property by Endeavour. The audit was conducted to ensure that the resources and reserves comply with both the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

In June 2007, Endeavour completed its acquisition of the Guanajuato Mines Project in Guanajuato, Mexico. Mining in the Guanajuato District extends back to mid-1500s when the mines were first worked by the Spanish. Guanajuato is considered one of the top three historic silver mining districts in Mexico, having reportedly produced 1 to 1.2 billion ounces of silver and 5 to 6 million ounces of gold. Endeavour advises that it holds the Guanajuato Mines Project through its 100% owned Mexican subsidiary, Mina Bolañitos SA de CV.

At the present time, the project is comprised of 13 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 2,071 hectares. The annual 2008 tax royalty for the Guanajuato property is approximately equivalent to 427,464 Mexican pesos (pesos), which is equal to USD39,836 at an exchange rate of 10.73 pesos to USD1.00. All concessions are subject to a bi-annual fee (that is, twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of 21 December 2005 (by means of an amendment made on 28 April 2005 to the Mexican mining law) there is only one type of mineral concession.

Veins in Endeavour’s Guanajuato Mines Project are classic, low sulphidation epithermal systems. Mineralisation consists of disseminations and fracture-fillings of pyrite, pyrargyrite, polybasite and electrum in quartz-calcite veins ranging from 1 to 30 m thick, but averaging 2 to 3 m wide. Multiple historic ore zones formed steep-plunging shoots 100 to 500 m along strike that have been mined to depths of 200 to 600 m.

The Guanajuato Mines Project consists of two mining areas: Cebada and Bolañitos-Golondrinas. The Cebada mine exploits the Veta Madre, one of the most significant veins in the Guanajuato District. The Bolañitos and Golondrinas mines have been developed on the La Luz vein system. More than 30 historic shafts have been sunk on the two vein systems in the Cebada and Bolañitos-Golondrinas mine areas, of which five shafts are still active.

With the Guanajuato Mines Project, Endeavour has acquired its second fully functioning silver-gold mine with good potential for the discovery of additional Mineral Resources and Reserves in SRK’s opinion. Endeavour has taken over the day to day operation of the mine

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from former lease operators. SRK considers there to be potential to increase productivity and efficiency resulting in cost savings in the future.

SRK has conducted an audit of the Endeavour Mineral Resources and Reserves effective 31 December 2007. These are given in Table 1 below:

Table 1: Endeavour Mineral Resources and Reserves effective 31 December 2007

Guanajuato Mines Project : Mineral Reserve Statement, 31 December 2007
	Tonnage	Grade (g/t)			Metal (oz)
	(t)	Au	Ag	Ag eq	Au	Ag	Ag eq
Probable Mineral Reserves	103,000	1.4	209	292	4,650	694,000	969,000
Indicated mineral Resources	42,000	2.1	194	318	2,900	262,000	429,000
Inferred Mineral Resources	321,000	2.1	218	342	21,200	2,245,000	3,530,000

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List of Figures

Figure 3-1:	Location map for the Guanajuato Mines Project in Guanajuato, Mexico	8
Figure 4-1:	Major land positions held in the Guanajuato Silver mining district	16
Figure 5-1:	Regional Geology of Guanajuato District	19
Figure 5-2:	Stratigraphic column for the Guanajuato Mining District (Source: Monography Geologic-Mining of Guanajuato, COREMI)	20
Figure 5-3:	Simplified geological map of Guanajuato Mining District showing major veins and the location of Endeavour’s concessions	22
Figure 5-4:	Surface map showing veins and concession boundaries for the Bolañitos – Golondrinas (Area El Puertecito) mines in the La Luz District, Guanajuato	23
Figure 5-5:	Sierra Mojada vein in Golondrinas mine displaying typical characteristics of low sulphidation epithermal Mineralisation with adularia- sericite alteration	25
Figure 6-1:	Longitudinal section of Veta Madre in Cebada Mine (looking N45ºE) showing target areas for future exploration, mainly diamond drilling	29
Figure 6-2:	Plan view of Cebada mine area showing all proposed surface drill holes	31
Figure 6-3:	Longitudinal Section of Veta Madre in Cebada Mine (looking N45ºE) showing intersection points for all proposed diamond drill holes	32
Figure 6-4:	Cross Section through Drillhole CE235-1 testing the Veta Madre Fault	33
Figure 6-5:	Cross section through Drillholes CE378-1 & CE378-2 testing the Veta Madre Vein and Fault in the new “Robbins #5” zone	34
Figure 6-6:	Composite plan view of Golondrinas Mine showing underground workings and proposed holes from existing drilling platforms	37
Figure 6-7:	Long Section of Los Reyes vein showing proposed vein intersection points	38
Figure 7-1:	Check Channel Sample Gold Values	43
Figure 7-2:	Check Channel Sample Silver Values	44
Figure 7-3:	Check Channel Sample Length Values	45
Figure 8-1:	Bolañitos Process Flow Sheet	52
Figure 9-1:	Bolañitos Mine Resource Blocks on the Bolañitos Vein	54
Figure 9-2:	Golondrinas Mine, Resource Blocks in the Canarios Vein	55
Figure 9-3:	Golondrinas Mine Resource Blocks in the Candelaria Vein	56
Figure 9-4:	Cebada Mine Resource Blocks in the Veta Madre Vein	57
Figure 9-5:	Bolañitos Mine Resource Blocks in the Catrina Vein	58
Figure 9-6:	Golondrinas Mine Resource Blocks in the Los Reyes Vein	59
Figure 9-7:	Bolañitos Mine Resource Blocks in the San Jose Vein	60
Figure 9-8:	Golondrinas Mine Resource Blocks in the Sierra Mojada Vein	61
Figure 9-9:	Bolañitos Mine Resource Blocks in the Soledad Vein	62
Figure 10-1:	View looking northwest along the Veta Madre trend	67

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SRK Consulting (UK) Ltd
5th Floor Churchill House
17 Churchill Way
Cardiff
United Kingdom
CF10 2HH
e-mail: cardiff@srk.co.uk
URL: www.srk.co.uk
Tel: + 44 (0)29 20 34 81 50
Fax: + 44 (0)29 20 34 81 99

Our ref: P:\U3438 Endeavour 43-101\Project\Reps\Guanajuato Rep\U3438_011_Bolañitos.doc	March 2008

NI 43-101 TECHNICAL REPORT FOR THE GUANAJUATO
MINES PROJECT, GUANAJUATO STATE, MEXICO

1	INTRODUCTION AND TERMS OF REFERENCE

1.1	Introduction

Endeavour Corp. (Endeavour) retained SRK Consulting (UK) Limited (SRK) to prepare an Independent Technical Report covering the Guanajuato Mines Project located in Guanajuato State, México.

The objective of this Technical Report is to provide Endeavour with a report that will follow existing regulations in Canada. This report has been prepared in accordance with the requirements of NI 43-101 and form 43-101F1 for technical reports.

1.2	Scope of Work

The scope of work based SRK’s knowledge and experience in undertaking such commissions, covers review work geared solely toward the production of a 43-101 compliant Technical Report for the Guanajuato Mines Project , specifically covering the following areas:

•

Review the relevant technical aspects of the Guanajuato Mines Project, make any adjustments necessary and present an audited CIM Code compliant Mineral Resource and Mineral Reserve statement dated 31 December 2007. SRK has used the CIM Definition Standards dated 30 December 2005 as guidelines for the reporting of the Mineral Resources and Mineral Reserves.

SRK Consulting (UK) Ltd.	Registered Address:	Offices in:
	21 Gold Tops,	Africa
Registered in England and Wales	Newport,	Asia
	Gwent.	Australia
Reg. No. 1575403	NP9 4PG	North America
South America
United Kingdom

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Endeavour Corp. 43-101 Report	Page 2

•
SRK used data prepared by Endeavour to prepare this Technical Report with adjustments where considered appropriate. SRK has reviewed Endeavour’s 2008 budget and mine plan which SRK has adjusted where considered appropriate. SRK notes that this plan focuses on continued production through 2008 from only the Cebada Mine. The operations at the Golondrinas and Bolañitos mines which had produced during 2007 will be suspended during 2008 to allow for further exploration and mine planning activities to proceed. The objective of this work is to increase the Resource inventory at the mines and allow Reserves to be estimated in anticipation of a possible resumption of production in 2009.

SRK conducted a site visit to the Guanajuato Mines Project from December 17 and 20, 2007 with the assistance of a number of employees working for Endeavour including, but not limited to, Barry Devlin, Vice President of Exploration and Ing Luis R. Castro, Exploration Manager. Independent check sampling was not conducted by SRK because the project is comprised of an operating mine which is producing a silver-gold concentrate that is shipped to the smelter for refining on a regular basis.

1.3	Qualifications of Consultants

The SRK Group comprises over 600 staff, offering expertise in a wide range of resource and engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, Independent Engineers Reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This technical report has been prepared based on a technical and economic review by a team of consultants sourced from the SRK Group’s United Kingdom (UK) office. These consultants are specialists in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, underground and open pit mining, infrastructure, and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Endeavour or in the assets of Endeavour. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The qualified persons (QP) responsible for the preparation of this report and the audit of the resource and reserve estimate on the Guanajuato Mines Project are Mr Michael Beare, and Mr Martin Pittuck, both Principal Consultants with SRK. They both have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

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SRK is pleased to acknowledge the helpful cooperation of Endeavour’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

The individuals responsible for this report are listed below,

•	Martin Pittuck	MSc CEng, MIMMM
•	Michael Beare	BEng, CEng, ACSM, MIMMM
•	Marta Sostre	BSc

1.4	Sources of Information

SRK’s report is based upon:

•
Discussions with directors, employees and consultants of Endeavour (Barry Devlin, Vice President of Exploration, Ing Luis R. Castro V, Exploration Manager and a number of employees and consultants working for Endeavour at their Guanajuato Mines Project);

•	A field visit to the Guanajuato Mines Project area conducted by Martin Pittuck and Mike Beare between the 17 and 20 December 2007.

•	Access to key personnel at the mines and exploration sites in Guanajuato, for discussion and enquiry. This included underground visits to the Bolanitos, Cebada and Golondrinas mines.

•
a review of Endeavour’s data collection procedures and protocols, including the methodologies applied by Endeavour in determining such assays and measurements that were subsequently used by SRK in auditing the Mineral Resource. The review of the Guanajuato Mines Project was based on published material researched by SRK, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour or its consultants. Much of the data came from reports prepared and provided by Endeavour and from previous operators of the Guanajuato Mines Project. The review of the Resource and Reserve estimation parameters was conducted during the site visit to the Guanajuato Mines Project.

•
Further review of the resource and reserve parameters and an audit of the resource and reserve estimates were undertaken in January, 2008 upon completion of the estimates by Endeavour. The audit of the resource and reserve estimates was conducted in SRK’s Cardiff office in the UK.

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1.5	Term and Definitions

Table 1-1 summarises a list of the various abbreviations used throughout this report.

Table 1-1: Abbreviations used throughout the report.

Name	Abbreviations
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Carbon in leach	CIL
Centimetre(s)	cm
Comisión de Fomento Minero	Fomento Minero
Day	d
Degree(s)	°
Degrees Celsius	°c
Digital elevation model	DEM
Dirección General de Minas	DGM
Dollar(s), Canadian and US	CDN and USD
Endeavour Corp	Endeavour
Gold	Au
Gram(s)	g
Grams per metric tonne	g/t
Greater than	>
Grupo Peñoles	Peñoles
Hectare(s)	ha
Internal rate of return	IRR
Kilogram(s)	kg
Kilometre(s)	km
Less than	<
Litre(s)	l
Metre(s)	m
Mexican Peso	Peso
Million tonnes	Mt
Million ounces	Moz
Million years	Ma

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Name	Abbreviations
Million tonnes per annum	Mtpa
Milligram(s)	mg
Millimetre(s)	mm
Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
North American Datum	NAD
Net present value	NPV
Net smelter return	NSR
Not available/applicable	n.a.
Ounces	oz
Ounces per year	oz/y
Parts per billion	ppb
Parts per million	ppm
Percent(age)%
Quality Assurance/Quality Control	QA/QC
Second	s
Silver	Ag
Specific gravity	SG
System for Electronic Document Analysis and Retrieval	SEDAR
Système International d’Unités	SI
Tonne (metric)	t
Tonnes (metric) per annum	tpa
Tonnes (metric) per day	tpd
Tonnes (metric) per month	tpm
Universal Transverse Mercator	UTM
Year	y

1.6	Units

All currency amounts are stated in US dollars (USD) or Mexican pesos, as specified, with costs and commodity prices typically expressed in USD. Quantities are generally stated in metric (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry.

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2	RELIANCE ON OTHER EXPERTS

While SRK has reviewed a limited amount of pertinent maps and agreements to assess the validity and ownership of the mining concessions, SRK has not conducted an in-depth review of mineral title and ownership.

SRK has not undertaken legal due diligence and therefore relies on Endeavour’s legal counsel to ensure that Endeavour is current in meeting its legal obligations and requirements under the Mexican Mining and Environmental Laws and Regulations. A summary of the due diligence findings are given in Section 3.4 of this report.

2.1	Disclosure

This report includes technical information, which requires subsequent calculations to derive sub- totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or affiliate of Endeavour, and neither SRK nor any affiliate has acted as advisor to Endeavour or its affiliates in connection with the Guanajuato Mines Project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

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3	PROPERTY DESCRIPTION AND LOCATION

3.1	Property Status

Since May 2007, the Guanajuato Mines Project has been owned and operated by Mina Bolañitos SA de CV, a wholly-owned subsidiary of Endeavour. Endeavour took over the mine and plant operations on 1 May 2007 after purchasing the exploitation rights from Minas de la Luz SA de CV (MdlL) and the mining properties and royalties of three subsidiary companies of Industrias Peñoles SA de CV (Peñoles).

In 2006, the Bolañitos, Cebada and Golondrinas mines produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes ore grading 128 g/t silver and 1.62 g/t gold, operating at about 43% of the Bolañitos plant capacity.

Endeavour’s longer term goals are to invest in exploration, find new higher grade orebodies and, if successful, evaluate the potential for a plant expansion.

Endeavour’s management has recently prepared a 2008 production and exploration forecast, based on a new mine plan and new exploration targets. This plan envisages production during 2008 being sourced from the Cebada Mine with the other operations at Bolañitos and Golondrinas being placed on temporary care and maintenance pending the results of ongoing exploration and mine planning activities.

3.2	Licence Location

The Guanajuato Mines Project is located in the state of Guanajuato, Mexico as shown in Figure 3-1. It consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato, the state capital city. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and well maintained gravel roads. The Golondrinas Mine is 3.5 km to the south-west of Cebada. The ore sourced during 2007 from the Cebada and Golondrinas mines has been trucked to the Bolañitos plant for campaign processing.

The Cebada mine exploits the Veta Madre (Mother Lode) which has historically been host to some of the richest silver mines in the world. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato.

Coordinates of the Cebada mine shaft, the approximate centre of Guanajuato Mines Project are given in Table 3.1:

Table 3-1: Coordinates of the Cebada Mine Shaft

Geographic/ UTM
North 21º 03’ 45”/ North 2,330,550
West 101º 16’ 23”/ East 263,851

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Figure 3-1: Location map for the Guanajuato Mines Project in Guanajuato, Mexico

3.3	History

3.3.1	Guanajuato Mining District

The Guanajuato Mining District is one of the most important historic silver mining camps in the world. The total production from the district is estimated at about 6 million oz of gold and 1.2 billion oz of silver. Below is a brief timeline of the history of the Guanajuato Mining District.

1548: The first silver vein at San Bernabé (La Luz) was discovered by a local mule driver. Silver ore was hand mined and transported by mule to Zacatecas to be milled.

1550: Juan de Rayas discovered the Veta Madre system at the site where the present day Rayas shaft is located. This triggered an exploration rush that saw the discovery of the Valenciana, Tepeyec, Mellado, Cata and Sirena silver occurrences.

1726: Don Jose de Sardeneta y Legaspi introduced gunpowder for blasting. Prior to this, production was very limited as the method of extracting ores was by fire where the rock face was heated and then quickly quenched with water, shattering the rock. Construction began on the Rayas shaft.

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1760 - 1770: Antonio Obregón y Alcocer, who later became Count Valenciana, completed numerous exploration ventures, culminating with the discovery of the Valenciana ore-shoot and the development of the Valenciana mine.

1771: Immense masses of silver sulphides, mixed with ruby silver and native silver were discovered at Valenciana. At the time, the Valenciana mine was estimated to be producing one-third of the world’s silver. Production was increased under the Count’s direction, and the Santo Cristo de Burgos shaft was sunk to a depth of 150 m.

1775: The San Antonio shaft on the Valenciana vein was sunk to a depth of 227 m.

1810 - 1868: Production stopped as the result of the War of Independence.

1821: Revolutionaries burned all the mining installations, including the headworks of the newly-built Valenciana shaft.

1868: The Valenciana mine was reopened by British investment capital.

1936: Peñoles SA tested the Veta Madre with four diamond drill holes.

1939: Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (SCMMSFG) became the legal owner of the properties of the Guanajuato Reduction and Mines Company. Starting with no mineral reserves and no working capital, the new Cooperative had a difficult time carrying out exploration and mining with outdated equipment.

1947-1949: The Fresnillo Company, a division of Peñoles, completed a diamond drilling program consisting of 9 holes which intersected the Veta Madre 80 m to 150 m below the lowest existing workings.

1968: Fresnillo discovered the Torres-Cedros orebody during an exploration and drilling.

1973: The SCMMSFG discovered the Clavo de Rayas “bonanza” oreshoot.

3.3.2	Guanajuato Mines Project

Below is an abbreviated timeline of the history of Endeavour’s Guanajuato Mines Project since the 1960s.

1968: The Fresnillo Company acquired additional claims and incorporated Negociación Minera Santa Lucía (now “Cebada”) and the Peregrina Mine.

1973: The contracting company Tormex SA completed a photogeological study in the area of the Cebada mine holdings.

1976: The Cebada mine began production. Between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

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2003: The Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

2007: Endeavour acquired the Guanajuato Mines Project from Peñoles (the owner at the time) and Minas de la Luz, SA de CV (the operator at the time) which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asuncion (as well as a few other currently closed mines and land). Minas de la Luz, SA de CV was kept on as the operator of the mines until June 2007, when Endeavour assumed control. Mina Asuncion is very close to the Bolañitos mine and was in the process of being connected to the Bolañitos Mine under Peñoles ownership.

3.4	Mineral Tenure

The Guanajuato Mines Project consists of 13 properties totalling 2,071 hectares including three operating silver (gold) mines (Bolañitos, Golondrinas and Cebada), several past-producing silver (gold) mines, and the 500 tpd Bolañitos process plant.

The exploitation lease was held by MdlL and purchased by Endeavour in conjunction with the asset purchase from Peñoles. Endeavour reports that some licensing issues were inherited with the properties which they have been working to resolve, these are expanded upon in Section 3.6.

The following is a summary of outcome of relevant aspects of the legal due diligence undertaken at that time :

  The company MdlL signed a mining exploitation contract with subsidiaries of Met Mex Peñoles on April 2002. Through this contract, MdlL had the right to develop, explore and exploit the lots listed below, as well as the use of the mining works, the processing plant, the tailings pond, operating or not, offices, shops, warehouses, the housing compound for the employees, the clinic located in the town La Luz, two ranch ruins, two houses in the mine compound and all the terrains that are in the facilities of which it is the owner.

  Subsidiary companies of Met Mex Peñoles are:

  Compañia Minera Las Torres, SA de CV.

  Compañia Minera La Parreña, SA de CV.

Compañia Minera Las Torres, SA de CV was the holder of the rights of the following lots:

LOT	Title number
Unificación Golondrinas	188680
Virginia	189038
Susy	191487
Chuyita	191489
Ana rosa	191492
Bolañitos	171538
El puertecito	171537

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Compañia Minera La Parreña, SA de CV owned a mineral processing plant, with a capacity of 500 tonnes per day, property including 7 houses and a clinic located in the town named La Luz, and the following lots:

LOT	Title number
El dólar	212398
La paz	172120
Marion	189037
La trinidad	195076
Ampliación la trinidad	190961

  The mining lots are located in the district of Mineral de La Luz, and were in compliance with all the obligations that the holders have according to the Mining Law and its regulations. Especially those regarding the payments of rights on mining concessions for exploration and exploitation, there is no tax, affectation or any limitation on these lots.

  In September 2003, Minas de la Luz, S.A. de C.V. modified the original contract with Met Mex Peñoles to add a lot named La Cebada owned by Compañia Minera Las Torres SA de CV, another subsidiary of Met Mex Peñoles.

  In August 2005, there was another modification to the contract, in which is clearly noted that the mining concessions of the lots of which Compañia Minera La Parreña, SA de CV was the owner, now belong to Exploraciones Mineras Parreña SA de CV who acquired the concessions of these lots through a spin off. The modified contract was for another five years, scheduled to expire in August 2010.

  The company Minas de la Luz, SA de CV was responsible for the environmental physical and chemical stability of the terrains, tailings pond, wastes and mining works during the effect of the contract, as well as preventing the generation of acid drainages.

  As per the fiscal aspect of the company, it was found to have a serious legal and financial contingency, due to the fact that it has not complied on time with its fiscal obligations. Endeavour is in the process of rectifying these issues in order to bring them into compliance during 2008.

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Table 3-2: Guanajuato Mines Project Mineral Concessions owned by Endeavour

				Annual Taxes (mxn pesos)
Lot Name	Title No.	Term	Hectares	1st Half	2nd Half
LA CEBADA	171340	20/09/82 TO 19/09/32	353.0373	$35,583	$37,362
EL PUERTECITO	171537	20/10/82 TO 19/10/32	441.9481	$44,544	$46,771
BOLAÑITOS	171538	20/10/82 TO 19/10/32	305.4762	$30,789	$32,328
LA PAZ	172120	26/09/83 TO 25/09/33	413.0599	$41,632	$43,714
UNIF. GOLONDRINAS	188680	29/11/90 TO 28/11/40	361.6543	$36,451	$38,274
MARION	189037	05/12/90 TO 04/12/40	1.0498	$106	$111
VIRGINIA	189038	05/12/90 TO 04/12/40	7.1339	$719	$755
AMPL. DE LA TRINIDAD	190961	29/04/91 TO 28/04/41	4.6061	$464	$487
SUSY	191487	19/12/91 TO 18/12/41	35.4282	$3,571	$3,750
CHUYITA	191489	19/12/91 TO 18/12/41	43.3159	$4,366	$4,584
ANA ROSA	191492	19/12/91 TO 18/12/41	96.7364	$9,750	$10,238
LA TRINIDAD	195076	25/08/92 TO 24/08/42	4.4800	$452	$475
EL DÓLAR	212398	04/10/00 TO 03/10/50	3.1979	$92	$97
		Totals	2071.1240	$208,519	$218,945

3.5	Property Ownership

In addition to the mineral rights, Endeavour has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide access for exploration and exploitation purposes. Table 3-3 lists surface access rights as at 31 December 2007.

Table 3-3: Surface Access Rights

Owner	Area Name	Area (ha)	Validity
PABLO VALLEJO OLMOS	GOLONDRINAS	10	5 Years Renewable
FLORENTINO ORTEGA CAMARILLO	GOLONDRINAS	30	15 Years Renewable
BENJAMIN TAPIAS CRUCES	GOLONDRINAS	91	15 Years
SALCEDO ORTEGA GONZALEZ	GOLONDRINAS	30	15 Years Renewable
EJIDO MESA CUATA	CEBADA	2000	2 Years Renewable

3.6	Environmental, Permits and Approvals

Endeavour has indicated that the Guanajuato Mines are generally behind in their environmental, waste disposal and safety reporting obligations. Endeavour has recently appointed an Environmental Manager to assess what tasks need to be completed in the short term to satisfy

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relevant authorities and local investigators. It seems the mines were operated up until recently without adequate concern in this regard, probably owing to the ineffective regulation and enforcement.

Endeavour is actively developing a reclamation plan that will have expenditures during mining operations and in addition a final closure plan that is traditional for this type of facility. Further, Endeavour is implementing environmental policies typical of North American mining companies to cover accidental spill procedures and prevention, material containment procedures, and re-vegetation plans near active areas.

Endeavour is keen to ensure that correct permits are in place and that the relevant authorities are approached to assist in this process.

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4	ACCESSIBILITY, CLIMATE AND LOCAL INFRASTRUCTURE

4.1	Accessibility

The Guanajuato Mines Project is located north of Guanajuato city, the capital of Guanajuato state about 430 km northwest of Mexico City. Guanajuato is situated in the Central Plateau of Mexico in the Sierra de Guanajuato at elevations ranging from 2,000 to 2,600 m. The city has a population of approximately 150,000 and is the host of several universities and post secondary schools including a mining college. The city is well maintained with numerous hotels, restaurants and museums. Tourism, primarily of Mexican nationals, is the principal industry of the city.

International access to the mine sites from Canada and the USA is relatively good as the Leon/Guanajuato international airport has daily services from Los Angeles, Dallas/Fort Worth, Houston and Mexico City giving many options for travelling to and from the project. The airport is located between the large city of Leon, Guanajuato, a city of over 1 million inhabitants, and Guanajuato City. Guanajuato is about a 25 to 30 minute drive from the airport on a toll highway. From Guanajuato, the properties are accessible by a gravel road, it takes about 15 minutes to drive to Mina Cebada and 35 minutes to drive to the Bolañitos or Golondrinas mines. The gravel road gets heavily eroded by intense thunderstorms and receives little maintenance by a grader, thus the road is highly “washboarded” keeping driving speeds to generally < 50 km/h.

4.2	Infrastructure

Most of the supplies and labour required for the operation are brought in Guanajuato and Leon from these cities. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Power supply to the Guanajuato Mines Project is provided by the National Grid (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Guanajuato Mines Project. Satellite phone and internet service are not the best being slow and sometimes unreliable. There is no cell phone service at any of the mines. .

4.3	Climate, Vegetation

The climate is generally dry with sporadic, often violent thunderstorms in the summer months. The average precipitation in the area is about 600 mm, mainly between May and October. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Generally, thunderstorms occur in the late afternoons. Thunderstorms are the source of most of the precipitation for the area. The winter months are cool and dry, though some rain

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does occur. Daytime highs in the winter are generally 15 to 25°C and overnight lows can drop below freezing. The winter is the windy season and winds can be very strong. Grasses, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, and larger trees are found near springs and streams. The area is mainly devoid of trees, however, in the valleys and where reforestation has taken place, there are stands of trees. The Encino tree that is found in the area is protected. Higher elevations, where sheltered, can be home to pine forests.

4.4	Physiography, Hydrology

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry. This is with the exception of the man made reservoirs surrounding Guanajuato City. Some cattle and/or goat grazing are carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

4.5	Local Resources

At each of the mine sites, the water required is supplied from the dewatering of the mines. The tailings facility at Mina Bolañitos is set up to recycle all water back into the ore processing plant.

Endeavour provides limited housing for employees, apart from offices, warehouses and other facilities. Most of the work force lives in nearby communities and Guanajuato. Due to the long history of mining in the area SRK considers that there is an ample supply of skilled labour.

4.6	Adjacent Properties

Endeavour’s property exists within the Guanajuato Mining District which has hosted a number of past producers. A number of the past producers are located on the property and the majority of the past producers in the district are located on quartz veins that are similar or related to those found on the Guanajuato Mines Project. However, there are no immediately adjacent properties which directly affect the interpretation, evaluation of the mineralisation, or anomalies found on the Guanajuato Mines Project.

Several other mineral properties and mines are present in the region and within the Guanajuato mining district as shown in Figure 4-1. The most noteworthy include the El Cubo mine, purchased by a Canadian company MexGold Resources (Gammon Lake Resources) in 2004 and the Guanajuato Mines project, which includes the Valenciana, Cata, and Reyes mines as well as a few other land holdings in the area, purchased by another Canadian company Great Panther Resources in 2005.

The Bolañitos plant also undertakes custom milling and processing of ore from small mines in the Guanajuato District. The material from each mine is run through the plant in batches. These mines typically exploit quartz-carbonate veins similar in character to the vein mineralisation on Endeavour’s Guanajuato Mines Project.

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Figure 4-1: Major land positions held in the Guanajuato Silver mining district

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5	GEOLOGY

5.1	Regional Geology

The Mining District of Guanajuato is located on the south and eastern flank of the Sierra Madre Occidental geological province, a north-north-westerly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato District is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

5.1.1	Regional Geology - Stratigraphy

The stratigraphy of the Guanajuato Mining District can be divided into a Mesozoic basement (for example, Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units as shown in Figures 5-1 and 5-2. Brief notes on the major formations found in the Guanajuato area are given below. The lower Mesozoic lithological units are the Esperanza and La Luz Formations. They are made up of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros, and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy topographically low zones, and subaerial volcanic rocks, which are principally exposed in ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Esperanza Formation (Middle - Upper Triassic)

The oldest rocks in the area comprise the Esperanza Formation made up of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic to basaltic lava flows, all weakly metamorphosed to phyllites, slates, and marble. The thickness of this unit exceeds 600 metres though the true thickness in unknown. It is middle to upper Triassic in age. Pervasive propylitic alteration is common.

La Luz Formation (Upper Triassic - Lower Jurassic)

La Luz Formation overlies the Esperanza and consists mainly of interbedded clastic sedimentary rocks and tholeiitic massive and pillow basalts dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulphide occurrences have been noted. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz formation are the La Palma diorite and La Pelon tonalite. These form the upper part of the Guanajuato Arc. Pervasive propylitic alteration is common.

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Guanajuato Formation (Paleocene - Eocene)

The red Guanajuato Conglomerate lies unconformably over the Esperanza and less frequently on La Luz andesite (Edwards, 1955). It consists of pebbles to boulders of quartz, limestone, granite, and andesite belonging to younger rock units cemented by a clay matrix. It also contains some interlayers of sandstone. At its base, there are beds of volcanic arenites and andesitic lavas. The Guanajuato Conglomerate has been estimated to be 1,500 m thick. Vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998), contemporaneous with the conglomerates, indicates the unit is Eocene to Oligocene in age.

Loseros Tuff (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within and adjacent to a caldera. The Loseros Tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

Bufa Rhyolite (Cenozoic)

The Bufa Rhyolite is a felsic ignimbrite ash-flow tuff. It is about 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occassionally contains large lithic clasts of various types; many derived from the pre-volcanic basement. At El Cubo, it has three mappable units: a lower breccia overlain by a dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. This unit has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the Middle Oligocene.

Calderones Formation (Cenozoic)

This unit includes a wide variety of volcanic rocks. These include low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias, and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue color to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes, is of local importance in many outcrops.

The Calderones Formation overlies the Bufa with a contact, at El Cubo, marked by a mega-breccia composed of large (often 5-10 m) fragments of Esperanza, La Luz, or Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

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Cedros Andesite (Cenozoic)

The Calderones Formation passes upward into the Cedros Andesite, which is a package of lava flows and associated tuffs of andesitic to possibly basaltic composition. The Cedros Andesite is made up of grey to black andesite lava flows, in places with interbeds of pyroclastic materials. The total thickness varies from 100 to 640 m.

Chichindaro Rhyolite (Cenozoic)

This is the youngest volcanic unit in the Guanajuato Mining District. It forms large domes and lava flows, along with associated ignimbrites and volcanic breccias. In places, the rhyolite domes contain disseminated tin and vapor-phase cavity filling topaz distributed along the flow foliation. Three K-Ar ages have been obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) of 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

Comanja Granite (Cenozoic)

The Comanja granite is an important body of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. Its age is Eocene and has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). This defines the youngest age for the Bufa Formation, the youngest unit cut by the granite.

The volcanic activity that produced the bulk of the upper volcanic group stopped by the late Oligocene, although there was some eruptive activity as recently as 23 Ma (Early Miocene). The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of Basin and Range tectonics and opening of the Sea of Cortez. Post volcanism, a period of peneplanation took place, where uplift began probably toward the end of the Miocene with the onset of block faulting that resulted in the present geomorphology of the belt.

Figure 5-1: Regional Geology of Guanajuato District

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Figure 5-2: Stratigraphic column for the Guanajuato Mining District (Source: Monography Geologic-Mining of Guanajuato, COREMI)

5.2	Regional Structure

Randall et al (1994) originally proposed a caldera structure for the Guanajuato Mining District, sighting the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a “trap-door” type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all give evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in the many silver-gold deposits found in the district. There are four principal orientations of normal faults are: northwest, north-south, east-west and northeast however, the economic mineralisation is generally related to the north and northwesterly trending structures. Within the Guanajuato Mining District there are three major mineralised fault systems, the La Luz, Sierra, and the Veta Madre systems. Veta Madre is the largest at the 25 km long and is north-northwest trending.

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5.3	Local and Property Geology

The most important mineralisation in the Guanajuato Mining District consists of epithermal silver-gold veins formed 27.4 ±0.4 Ma (Buchanan, 1975). Mining of these veins has occurred for more than 450 years and is estimated to have produced >130 tons of gold and >30,000 tons of silver.

Most of the production has been extracted from three principal vein systems on normal faults – La Luz, Veta Madre and La Sierra; these are shown in Figures 5-3 and 5-4. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-Mineralised segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are: acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are: chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Veta Madre has been the most productive and is by for the most continuous and can be followed on the surface for about 20 km. It dips from 35 to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres Mine and 1,700 m near La Valenciana Mine. Most of the other productive veins in the district strike parallel to the Veta Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulfides have been reported in the Mesozoic volcano-sedimentary association (for example, Los Mexicanos). Similarly, there is gold mineralisation in the Comanja Granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

Endeavour currently has three mines at Guanajuato that are in operation. These include Mina Cebada, exploiting the Veta Madre, and the Bolañitos and Golondrinas mines which exploit various north-northwest striking veins in the La Luz vein system shown in Figure 5-4. Mina Asuncion, another of Endeavour’s mines at La Luz, is currently undergoing dewatering and development to connect to Mina Bolañitos for extraction of previously cut ore. There are some other mines not currently in operation, such as the San Roman Mine, in the La Luz system contained within Endeavour’s land concessions.

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Figure 5-3: Simplified geological map of Guanajuato Mining District showing major veins and the location of Endeavour’s concessions

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Figure 5-4: Surface map showing veins and concession boundaries for the Bolañitos – Golondrinas (Area El Puertecito) mines in the La Luz District, Guanajuato

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5.4	Deposit Types

The Guanajuato silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralisation and adularia-sericite alteration typically illustrated in Figure 5-5. The Guanajuato veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series comprised mainly of andesite flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the ore horizons at the Guanajuato Mines Project has yet been found but, given that high grade mineralisation on the Veta Madre occurs over a 500 m vertical extent in the Cebada mine, it is unlikely that erosion has removed a significant extent of the ore horizon, especially in the La Luz vein system.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits or it can travel through permeable lithology where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralisation is found at some distance from the heat source.

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5.5	Mineralisation

Mineralised veins on the Guanajuato Mines Project are of the classic banded and brecciated epithermal variety. Silver occurs mostly in dark sulphide-rich bands within the veins, with little mineralisation within the wall-rocks. Major metallic minerals reported include pyrite, argentite, electrum and ruby silver as well as some galena and sphalerite, generally deeper in the veins. This texture is attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting. There are examples of both syn- and post-kinematic Mineralised veining within Endeavour’s concessions. All Mineralised structures within Endeavour’s concessions are hosted within the Esperanza and La Luz Formations (described above). Mineralisation is generally associated with the phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structure.

Figure 5-5: Sierra Mojada vein in Golondrinas mine displaying typical characteristics of low sulphidation epithermal Mineralisation with adularia-sericite alteration

5.5.1	Veta Madre Vein

The Veta Madre is the main mineralised structure in the Guanajuato Mining District. The vein typically strikes about 310° to 345° and dips 50° to 70° to the west. It can be traced for > 20 km in a shear zone which can be over 200 m thick. It contains five major mines, all of which are in operation, or currently being explored. Most major mineralisation is concentrated near the footwall of the fault. The vein commonly displays brecciated and comb-type banded textures, with strong areas of sericitic and occasionally potassic alteration. Mina Cebada is Endeavour’s only mine on this system and is located at the northern limit of known ore grade mineralisation.

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5.5.2	La Luz Veins

Mineral bodies of the La Luz vein system are spread over a zone some 8 km wide and include the more significant veins of La Luz, Bolañitos, and Los Reyes as well as countless other parallel striking veins, many of which have been exploited. They are generally striking 315° to 360° and dip steeply to the east and or the west. In contrast to Veta Madre, individual veins are much less extensive generally no more than 1.5 km in strike-length, although the La Luz vein itself is much longer, and the associated structures are much less pronounced than the Veta Madre fault.

There are two operating mines and one mine currently under rehabilitation that Endeavour operates in the La Luz vein system. These are the Bolañitos, Golondrinas and Asuncion mines. Mina Golondrinas exploits two principal veins, Los Reyes and Canarios, and a few minor veins that have been worked on. The two principal veins strike northwest and dip steeply to the southwest. The attitudes of the smaller veins are similar to the two major veins, however in the southeast part of the mine the veins dip in the opposite direction. The Bolañitos mine exploits Bolañitos, San Jose and Soledad veins which strike north-northwest and dip either to the west or east. Soledad is the only vein to dip west. San Jose actually splays of Veta Bolañitos in the southern part of the mine. Mina Asuncion, located just to the west of Mina Bolañitos, exploits the north-northwest striking, west dipping La Luz vein. Like Golondrinas, larger veins to the west of the Bolañitos-Asuncion mines area dip west and veins in the east, dip to the east.

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6	EXPLORATION HISTORY AND PLAN

6.1	Introduction

Records from the mining operations provide surveyed information of historically worked areas and channel sample data from stopes, raises and on-lode drives. There has only been limited drilling on the properties during the past 20 years, and none during the past 10. Some well mineralised and high-grade drillholes completed by Peñoles have not yet been followed-up. The La Luz vein system in Bolañitos – Golondrinas mines was only mined down to the water table at about 200m, so it also remains open at depth.

6.2	2007 Exploration Program

Exploration activities undertaken since May 2007 include:

  re-sampling of many historic reserve blocks in the Cebada and Bolañitos - Golondrinas mines for conversion to NI 43-101 compliant Mineral Reserves and Mineral Resources;

  surface geological mapping and sampling in the Cebada and Bolañitos - Golondrinas mine areas;

  geological modelling of the Bolañitos-Golondrinas mine for identifying future drill targets;

  concession ownership research and reconnaissance mapping of surrounding concessions;

  surface diamond drilling in the Cebada mine area; and

  underground diamond drilling in the Golondrinas mine.

During 2007, Endeavour spent some USD842,000 on exploration activities on the Guanajuato Mines Project, as seen in Table 6-1. The exploration program included 3,513 m in 13 surface diamond drill holes at the Cebada Mine and 58 m in two underground diamond holes at the Golondrinas Mine. A total of 1,091 was also collected and submitted for assay.

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Table 6-1: Summary of Guanajuato Mines Project Exploration Program in 2007

Activity	Totals (USD)
Assays	18,113
Consultants	22,141
Diamond drilling (3,571 m)	483,153
Supplies and sundries	99,683
Geology and engineering personnel	80,799
Local labour	45,260
Management	2,928
Roads and drill pads	22,532
Travel & Lodging	11,841
Vehicles	53,701
Miscellaneous	2,032
TOTAL	842,183

6.2.1	Surface Mapping and Sampling

Surface mapping and sampling in the Cebada and Bolañitos – Golondrinas mines area is an important part of the Guanajuato Exploration program. Even though these properties have had a long mining history, detailed geological maps of sufficient quality for defining drill targets do not exist. In addition, many concessions in the Guanajuato District remain under-explored and are possibly available for acquisition.

In July 2007, Endeavour geologists commenced surface mapping and sampling in both the Cebada and Bolañitos – Golondrinas mines area. Mapping and sampling priorities were as follows:

  Cebada Mine area – Block C;

  Cebada Mine area – Blocks A & D ;

  Reconnaissance mapping along strike to the north of the Cebada Mine area – Block A;

  Bolañitos Mine area;

  Golondrinas Mine area; and

  reconnaissance mapping of surrounding concessions in the Bolañitos – Golondrinas mines area.

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Figure 6-1: Longitudinal section of Veta Madre in Cebada Mine (looking N45ºE) showing target areas for future exploration, mainly diamond drilling

In the Cebada mine area and elsewhere in the Guanajuato District, the Veta Madre has wide but lower grade hanging wall breccia / stockwork orebodies, in addition to the rich vein orebodies. Both types of orebodies are apparently related to splays and intersecting structures. Such oreshoots have been stoped at both the Cebada and Bolañitos – Golondrinas dilation zones. Surface mapping, together with compilation of the Peñoles data, should help to identify some of these hanging wall breccia / stockwork zones and related splays as well as intersecting structures for future drilling. This will be particularly useful in the future for more directed drilling in Blocks A and D, illustrated in Figure 6-1.

Favourable structures on the Guanajuatito (Cooperativo) may also extend onto the extreme southern end of the Cebada mine – Block D and mapping and sampling will be required here.

6.2.2	Data Compilation and Geological Modelling

Historic drilling and sampling results are being interpreted carefully for exploration target identification. Veins and structures on plans and cross-sections have been digitized for the Cebada, Bolañitos and Golondrinas mines. Preparation of a 3-D model shall commence in 2008.

Since acquiring the Guanajuato Mines Project in 2007, only a limited amount of effort has been dedicated to identifying exploration targets in the Bolañitos – Golondrinas mines area. It was recognized early on that comprehensive geological modelling would be required to better understand the multiple veins that comprise the La Luz vein system. Veins like Bolañitos, Soledad and El Sauz, just to name a few, represent attractive drill targets for future exploration.

Geological modelling of the Bolañitos – Golondrinas mines area has commenced which includes the following:

  assemble all available data for Bolañitos – Golondrinas mines area;

  incorporate the data into a 3D Vulcan model; and

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  interpret the data and make recommendations for drilling, either from surface or underground.

6.2.3	2007 Cebada Surface Drilling

In October 2007, surface diamond drilling commenced in the Cebada mine area with one drill rig provided by Layne de Mexico S.A. de CV A total of 3,513 m in 13 surface diamond drill holes was completed at the Cebada Mine by the end of the year, see Table 6-2. All proposed and completed surface drill holes are shown on Figures 6-2 and 6-3. Figures 6-4 and 6-5 are close-up views of the drillholes completed in the ‘Robbins #5’ part of the Cebada mine.

Figures 6-4 and 6-5 are typical cross sections showing drillholes testing the Veta Madre Fault.

Table 6-2: 2007 Drillhole Summary for Cebada area.

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start date	Finish date	Drilling Company
CE250-1	45°	-47°	HQ	288.45	18/10/2007	25/10/2007	Layne
CE256-1	45°	-55°	HQ	169.45	26/10/2007	28/10/2007	Layne
CE264-1	45°	-65°	HQ	212.55	28/10/2007	01/11/2007	Layne
CE274-1	45°	-58°	HQ	214.00	01/11/2007	04/11/2007	Layne
CE422-1	45°	-67°	HQ	255.95	04/11/2007	08/11/2007	Layne
CE427-1	45°	-60°	HQ	265.30	08/11/2007	12/11/2007	Layne
CE435-1	45°	-50°	HQ	392.10	12/11/2007	18/11/2007	Layne
CE410-1	45°	-57°	HQ	331.10	19/11/2007	23/11/2007	Layne
CE372-1	45°	-66°	HQ	358.55	24/11/2007	28/11/2007	Layne
CE378-1	45°	-65°	HQ	405.60	29/11/2007	04/12/2007	Layne
CE378-2	45°	-57°	HQ	393.95	04/12/2007	09/12/2007	Layne
CE235-1	45°	-90°	HQ	100.60	10/12/2007	11/12/2007	Layne
CE240-1	45°	-45°	HQ	125.60	11/12/2007	13/12/2007	Layne
			Total	3513.2

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UNIFICACION CEBADA
VETA LAS JULIANAS
CE 430-B
CE 430-A
CE 435-A
CE 425-A
CE 410-A
TIRO ABANDONADO
CE 378-B
CE 378-C
CE 372-B
CE 378-A
CE 372-A
CE 340-A
CE 325-A
TIRO CEBADA
VETA MADRE
CE 294-A
CE 285-A
CE 274-A
CE 264-A
CE 256-A
CE 250-A
CE 235-A
CE 230-B
TIRO SAN ELIAS
CE 186-A
CE 160-A
PRESA ESPERANZA
CERRO DEL PIRUL
31,000 N
30,000 N
29,000 N
SIMBOLOGIA
COMPLEJO INTRUSIVO LA LUZ MAFICO/FELSICO
FM. LA LUZ
FM. ESPERANZA
ARGILIZACION (A)f, (A)m, (A)d.
SILISIFICACION (S)f, (S)m, (S)d.
OXIDACION (O)f, (O)m, (O)d.
CURVA DE NIVEL
CONTACTO GEOLOGICO
ELEVACION IMPORTANTE
FUNDOS MINEROS
VETA
N
SCALE
0 100 200 400 800
Meters

Figure 6-2: Plan view of Cebada mine area showing all proposed surface drill holes

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Figure 6-3: Longitudinal Section of Veta Madre in Cebada Mine (looking N45ºE) showing intersection points for all proposed diamond drill holes

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ENDEAVOUR SILVER
2400
2300
2200
2100
2000
1900
1800
1700
1600
ELEVATION
L.R.I.
TIRO SAN ELIAS
B.D.D. 18-54C -60°
B.D.D. 18-62C -22°
CE235-1
-90°
Total Depth 100.60 mts.
NIVEL - 180
NIVEL - 205
B.D.D. P-3 -35°
NIVEL - 215
B.D.D. P-4 -70°
L.R.I.
SCALE
0
25
50
100
200
Meters
ENDEAVOUR SILVER CORPORATION
GUANAJUATO PROJECT
Guanajuato, Mex.
DRILL PROGRAM CEBADA
VETA MADRE VEIN
SECTION CE235-1 AZIMUT 45°

Figure 6-4: Cross Section through Drillhole CE235-1 testing the Veta Madre Fault

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ENDEAVOUR SILVER
ELEVATION
2400
2300
2200
2100
2000
1900
1800
1700
L.R.I.
CE 378-2
-57°
Total Depth 387.25 mts.
CE 378-1
-65°
Total Depth 405.60 mts.
SCALE
0 25 50 100 200
Meters
CEBADA CLAIM
ENDEAVOUR SILVER CORPORATION
GUANAJUATO PROJECT
DRILL PROGRAM CEBADA
VETA MADRE VEIN
GEOLOGICAL SECTION 3785
AZIMUT 45°

	Thickness	Ag	Au
CE 378-2	2.1	221	3.1
CE 378-1	2.1	164	2.9
BLOCK CE 378-0	1.78	398	3.6

Figure 6-5 : Cross section through Drillholes CE378-1 & CE378-2 testing the Veta Madre Vein and Fault in the new “Robbins #5” zone

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6.2.4	2007 Cebada Surface Drilling Results

Initial drilling results from the 2007 drill program at Guanajuato have outlined a new gold-silver mineralised zone north of the Cebada Mine, these are summarised in Table 6-3 and Table 6-4.

Three drill holes intersected the new mineralised zone near Section Line 3785 (herein called the Robbins #5 mineralised zone), about 800 m north of the Cebada shaft, over an area 50 m along strike by 50 m down dip. An old Peñoles exploration drift along the Veta Madre vein that passes about 50 m beneath the new drill holes was reported to have intersected 4.62 g/t gold and 466 g/t silver over 4.27 m, indicating that the high grade mineralisation continues at depth.

Table 6-3: Cebada Mine 2007 Surface Diamond Drilling Highlights

Hole	From	Core Length	True Width	Silver	Gold
(no)	(m)	(m)	(m)	(g/t)	(g/t)
CE378-1	372.05	1.80	1.70	194	3.59
CE378-2	336.70	1.70	1.40	316	4.54
CE383-1	389.40	1.80	1.47	90	4.38

The drilling of an additional six holes is currently in March 2008 to better define this new Robbins #5 mineralised zone, as part of the 17,500 m drill program budgeted for Guanajuato in 2008. The initial goal is to try and extend the new Robbins #5 zone up-dip towards surface.

Significant assay values were not returned for the remaining holes drilled from surface in the Cebada mine area in 2007, this is shown in Table 6-4.

Table 6-4: Cebada Mine 2007 Additional Surface Diamond Drilling Results

HOLE	VEIN	FROM	TO	REAL WIDTH	ALS-CHEMEX
					Au g/t	Ag g/t
CE235-1	Veta Madre Fault	49.90	58.30	5.40	0.18	<5
CE240-1	Veta Madre Fault	64.70	73.45	8.68	<0.05	<5
CE250-1	Veta Madre Vein	103.80	109.65	5.50	0.29	7
CE256-1	Veta Madre Zone	117.65	125.30	5.45	0.07	<5
CE264-1	Veta Madre Fault	128.55	131.50	2.55	0.09	61
CE274-1	Veta Madre Fault	115.60	121.10	5.17	0.07	5
CE372-1	Veta Madre Fault	297.05	303.35	6.30	<0.05	<5
	Veta Madre Vein	342.75	346.15	2.55	0.29	29
CE410-1	Veta Madre Fault	298.90	319.10	19.32	0.06	6
CE422-1	Veta Madre Fault	194.25	218.70	21.17	<0.05	5
CE427-1	Veta Madre Fault	203.20	210.05	6.05	<0.05	<5
CE435-1	Veta Madre Fault	347.25	365.25	16.91	<0.05	<5

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6.3	2007 Golondrinas Underground Drilling

In November 2007, underground diamond drilling commenced at the Golondrinas mine using Worldwide Exploration SA de CV as the contractor. Drilling started at Golondrinas rather than Bolañitos because of easier access and the existing infrastructure being better situated to supporting an underground drill program. A 220 kW diesel generator was also purchased to support this program.

Only two underground diamond holes, totalling 58 m, were drilled in the Golondrinas Mine during 2007 (see Table 6-5). The first two holes (GD220-1 & 2) were collared from surface, near the +50 level of the Sauz Vein as shown in Figure 6-6. Drilling at this area was slow and without good results because of problematic ground conditions. In December 2007, the drill rig was moved deeper into the Golondrinas mine. The first drill platform was on the 0 Level, at the south end of the drift on the Sauz vein. Underground diamond drilling commenced with one hole RV-1750-1 being started and completed at total depth of 227.85 m in mid-January 2008. The Los Reyes vein was intercepted but returned only low-grade values, results are summarised in Tables 6-5 and 6-6

Table 6-5: 2007 Drillhole Summary for Golondrinas Mine area

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH	OBSERVATIONS	DRILLING COMPANY
GD220-1	52°	-56°	NQ	30.20	Not concluded Drilling Problems	Worldwide
GD220-2	55°	-68°	NQ	27.50	Not concluded Drilling Problems	Worldwide

Table 6-6: Golondrinas Underground Diamond Drilling Results

HOLE	VEIN	FROM	TO	REAL WIDTH	ALS-CHEMEX
					Au g/t	Ag g/t
RV-1750-1	Reyes Vein	192.25	192.85	0.56	0.13	7

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259350 m
259500 m
259650 m
259800 m
259950 m
260100 m
2328600 m
2328450 m
2328300 m
2328150 m
2328000 m
2327850 m
2327700 m
2327550 m
2327400 m
N
S
W
E
ENDEAVOUR
SILVER
Mina Golondrinas
Contour (10m interval)
Road
Water Way
Concession Boundary
+50 Level
0 Level
-50Level
Building
All drilling locations are from the surface unless labled as underground
Drillhole traces etc. are colour coded based on priority in a target area. Red = 1, Blue = 2 and Green = 3.
+50 Level Drilling Station
Alternate +50 Level Drilling Stations
-50 Level Drilling Stations
0 Level Drilling Stations
0 Level Drilling Station
Alternate 0 Level Drilling Stations
Veta Sierra Mojada??
Veta El Sauz
Veta Los Reyes
Veta Canarios
0
200 m

Figure 6-6: Composite plan view of Golondrinas Mine showing underground workings and proposed holes from existing drilling platforms

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Figure 6-7: Long Section of Los Reyes vein showing proposed vein intersection points

6.4	2008 Exploration Program

SRK considers the land controlled by Endeavour to be prospective both along strike and down dip of the existing mineralisation and that further Mineral Resources could be discovered and converted into Mineral Reserves with additional exploration, development and mine planning.

6.5	Strategy

In May 2007, Endeavour commenced the first phase of exploration on its newly acquired Guanajuato Mines Project. The primary long-term goal of this program is to expand reserves and resources and to identify properties of potential acquisition interest in the Guanajuato District for future growth. Other near-term exploration goals include:

  compile and organize existing exploration data at the Cebada, Bolañitos and Golondrinas mines to generate an active database;

  locate and organize old core and re-log selected holes;

  construct a 3-D model of all relevant mine workings, known vein extents and resource blocks;

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  examine all exploration opportunities, prioritize them with respect to mining plans, especially with respect to underground drilling plans and resource-growth efficiency;

  discuss exploration possibilities with people familiar with the district in order to identify multiple long term exploration targets;

  research the old Peñoles data, verify existing reserves by re-sampling and delineate new higher grade resources outside the existing reserve blocks;

  prepare an up-to-date concession map and ownership database for the Guanajuato District; and

  investigate other areas for acquisition and exploration.

As part of its ongoing exploration at the Guanajuato Mines Project, Endeavour is budgeting to spend an estimated USD3.2 million, mainly on diamond drilling, in an effort to continue to expand the resource base through both exploration and development on its properties during 2008. The focus will be on delineating new resources within or adjacent to the numerous existing mine workings at Cebada and Bolañitos, as well as exploring new property acquisitions within the district.

The 2008 exploration program for the Bolañitos and Golondrinas mine areas involves drilling a further 17,500 m in approximately 75 holes of diamond drilling at an estimated cost of USD140/m. This program will cover several areas of the Guanajuato Mines Project identified and scheduled for the drilling and development during the 2007 exploration program.

Table 6-7 summarizes the planned 2008 budget for the Guanajuato Mines Project as complied by Endeavour.

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Table 6-7: Guanajuato Mines Project - Exploration Budget for 2008

Activity	Totals (USD)
Assays	87,000
Consultants	4,000
Water Truck	50,000
Contingencies (10% drilling)	227,000
Underground Diamond Drilling (10,000 m)	1,200,000
Surface Diamond Drilling (7,500 m)	1,065,000
Exploration development (170 m)	85,000
Supplies and sundries	85,000
Office Supplies & Equipment	84,000
Geology and engineering personnel	53,000
Drafting/Surveying	25,000
Local labour	5,000
Professional Development	9,000
Management	5,000
Mining concessions	18,000
Taxes	10,000
Contract payments & fees	33,000
Surface Access Agreements	13,000
Contractors Services	26,000
Reclamation	50,000
Travel & Lodging	6,000
Vehicles	46,000
Gas	8,000
Repair & Maintenance	5,000
Miscellaneous	1,000
Total	3,200,000

SRK notes that if initial drilling in 2008 is successful, a supplemental budget for a follow-up phase of exploration will be prepared and submitted for approval by the company’s Board of Directors.

SRK considers that Endeavour could reasonably expect that further exploration may yield further mineralised areas which could have a considerable impact on the Mineral Resources and possibly on the Mineral Reserves at exploration and development continues at the Guanajuato Mines Project. A good example is the fact that known mineralisation on the Veta Madre Vein extends some 4,500 m along strike in the Cebada mine area. Mineralised zones in Bolañitos and Golondrinas mine areas are also open at depth and the down-dip potential does not appear to be constrained for any geological reason.

Therefore in summary, SRK believes that the program for further exploration on the Guanajuato Mines Project by Endeavour is both warranted and justified as the potential for the discovery of additional Mineral Resources is good.

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7	EXPLORATION DATA QUALITY

7.1	Drilling Procedures

Drillholes are typically drilled from the hangingwall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles less than about 35° to the target, and most are 45-90°. Drill holes are typically HQ to NQ size in diameter.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates with the drilling subject to daily scrutiny and coordination, with the drill crew, by Endeavour geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi- shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole to the collar. The survey data obtained from the drill hole are transferred to a handheld PDA, and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drillhole intercept and the interpreted dip of the vein.

Drill core is collected daily, carried to the core storage building where it is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, core is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

7.2	Check Channel Sampling Programme

7.2.1	Introduction

In August 2007, Endeavour commenced a program to re-sample historic “reserve” blocks in the Cebada, Bolañitos and Golondrinas mines as part its Guanajuato Mines Project exploration program. The objective of the program was to conduct sufficient re-sampling in order to bring a portion the historic “reserve” blocks into compliance with NI 43-101. There has never been a NI43-101 compliant resource and reserve estimate prepared for the Guanajuato Mines Project prior to December, 2007. It is anticipated that further re-sampling shall be required in 2008 to raise the level of confidence and increase the reserve and resource estimates for the Guanajuato Mines Project.

Historical chip and channel sample records exist for vein exposures in stopes, raises and at 3 m intervals along on lode drives. The sample weights are known to be low and representivity is not assured; further the laboratory results were not subject to quality control. Whilst these historical results are useful in confirming presence of mineralisation the grades themselves are considered to have low confidence. Therefore, Endeavour has under taken re-sample certain blocks in order to plan with more confidence.

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7.2.2	Check Sampling Method

In 2007, channel sampling was carried out by an exploration crew for the purpose of evaluating blocks of mineralisation that now comprise the Mineral Resources and Mineral Reserves at each mine.

Endeavour’s sampling crew took samples measured from known survey points at approximately 12 m intervals along strike. Therefore every 4th mine sample line was duplicated by anexploration sample line.

The sampling method and approach employed by the exploration crew was as follows:

	1.	The crew leader measures from a surveyed point and marks the location of the sample lines with spray paint, indicating start and end points for the sample line.

	2.	The crew then pries loose material from the path of the line and washes the surface.

	3.	The crew leader paints the line, indicating sample divisions on the line.

	4.	The crew proceeds with sampling the line. Sampling techniques are detailed below.

After preparation of the line, the exploration crew takes a channel sample along the line by laying a flat-bladed chisel on the surface and punching it ahead by striking with a 1 kg hammer. The path of the chisel makes a channel across the surface, and chips obtained thereby, collected in a similar manner (as described above), comprise a true channel sample.

The exploration crew is led by a geologist who considers the position of the samples with respect to the horizons of the vein. The line established by the geologist, if started at a footwall, will end before it descends back toward the footwall, even though that means a portion of the mineralised opening is left un-sampled. The concept is to attempt to sample all portions of the vein equally, without regard to the vein’s exposures on the surfaces of the drift.

Sampling intervals range from about 0.3 m to 2.5 m, with most in the 0.5 m to 1.5 m range. The Endeavour geologist uses geological criteria to select sample intervals. Quartz vein material is separated from hanging and footwall horizons, and internal vein samples are broken out by texture-type. Three principal types of vein textures are recognized: (a) massive; (b) banded; and (c) brecciated. As much as possible, vein samples are selected to represent mineralisation episodes.

Samples were sent to ALS-Chemex assay lab in Guadalajara, Mexico for analysis.

7.2.3	Check Sampling Results

The exploration crew collected a total of 1,085 samples as part of the 2007 Historic Re- Sampling programme as shown in Table 7-1.

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Table 7-1: Summary of 2007 Historic Channel Re-Sampling Programme

Area	Sample Sequence	Total No. of Samples
Cebada	IC001 to IC549	549
Bolañitos	IB001 to IB299	299
Golondrinas	IG001 to IG237	237
	Total	1085

Several areas in the mine have been check sampled by Endeavour, an analysis of average thickness and grades on an area by area basis has been prepared in an attempt to assess the ongoing and historical mine channel sample data quality. Each of the 44 sampled areas has a weighted average for gold, silver, and an average length of the samples. Two values were capped for purposes of graphic clarity, mine-crew sample #831 (3279 g/t Ag) and #792 (1230 g/t Ag) were both capped to 1000 g/t Ag.

Figure 7-1: Check Channel Sample Gold Values

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Figure 7-2: Check Channel Sample Silver Values

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Figure 7-3: Check Channel Sample Length Values

7.2.4	Check Sampling Analysis

The data set is fairly small, and samples are more concentrated in lower to medium grades, nevertheless, the following statements are generally supported:

	1.	Samples collected in identical places, with similar techniques, submitted to ALS will tend to be only moderately to poorly correlated with respect to precious metal grades.

	2.	Samples collected by the mine and processed at Bolañitos have a tendency to return higher gold and silver values can be reproduced by careful channel sampling and assay at ALS-Chemex.

3.

Historical silver >300 g/t and gold > 1.5 g/t assayed at Bolañitos Mine in-house laboratory are not reliable indicators of high grade; they are generally not duplicated by Endeavour’s careful channel sampling and assay at ALS-Chemex.

	4.	Channel sampling by the exploration crew tends to sample longer lines than those of the mine crew, at the same site.

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SRK notes that the Endeavour samples are generally shorter in length and lower in grade than the historical mines samples. A fairer comparison of the data using metal accumulation reveals that on average there is less metal in the Endeavour samples by some 40%.

7.3	Sample Preparation, Analysis and Security

7.3.1	Sample Preparation

Historical mine chip, channel and drillhole samples and mill feed belt samples are prepared at the Bolañitos Mine in-house laboratory. Concentrate samples are also prepared using the same equipment including a disc mill - the potential for concentrate samples contaminating mine samples resulting in overestimation of in-situ grades is considered by SRK to be high.

All of Endeavour’s drill core samples, and underground channel samples collected as part of the 2007 Historic Channel resampling programme, were bagged and tagged at the Cebada mine field office and then shipped to the ALS-Chemex assay lab in Guadalajara, Mexico.

Upon arrival at ALS-Chemex, all samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing minus 75 microns.

7.4	ALS-Chemex Analyses

The analytical procedure for gold and silver is fire assay followed by a gravimetric finish. For optimal gold and silver recoveries, a 50 g nominal pulp sample weight is used.

As an economical tool for first pass exploration geochemistry, the pulps are also subjected to Aqua Regia digestion and Inductively Coupled Plasma (ICP) multi-element analysis. The data reported from an aqua regia leach is considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. The assays for evaluation of ores and high-grade materials are optimized for accuracy and precision at high concentrations (>10,000 ppm). Over-limits for lead, zinc and copper are determined either by atomic adsorption (AA) or atomic emission spectroscopy (AES).

The turn-around time required for analyses has typically been 4 to 6 weeks.

7.5	Quality Assurance and Quality Control.

A QAQC sampling program of blanks and duplicates has been instituted to monitor the integrity of all drilling assay results. Blank samples are provided by ALS-Chemex from completely barren core or outcrop material which is provided at their preparation facility in Guadalajara; blanks are inserted randomly at a 10% frequency.

Duplicate core samples are prepared by Endeavour personnel at the core storage facility at the Guanajuato Mines Project. A sample interval is first randomly selected for duplicate sampling

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purposes. Once a sample has been selected, it is crushed at the core storage facility, and then split into two separate samples before being sent to the laboratory. Different sample numbers are given to each sample split before they are shipped.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both. SRK recommends not combining the original and duplicate results, doing so removes some of the ‘nugget effect’ which is important to understanding the confidence attached to resource estimation.

QAQC data has not been analysed and presented at this time. However, SRK recommends that Endeavour routinely submits commercially available blanks and certified reference material in order to monitor ALS’ performance in the future with greater confidence.

7.6	Production Reconciliation

SRK considers the over-riding indication of grade reliability to be in the historical production records. Grades are measured at the mill feed conveyor and these are related production at the plant. The production grades are related to the in-situ grade of the block as estimated by the historical channel sample results. The in-situ grades may suffer from bias as indicated in the resampling programme, however this is taken into account in the ‘mine call factor’ that results from reconciling production data.

Table 7-2 below was generated by the on site planning engineers and consists of the expected tonnage for each month accompanied by the expected head grade estimated from the back sampling undertaken prior to and during mining. The period covered commences in May 2007 when Endeavour acquired the property up to November 2007. SRK did not consider data before this time as there was a blend of ore types than prevents an analysis of the individual mines. Back sampling data for July 2007 was not available during the site visit.

Table 7-3 below shows actual tonnages and grades complied from metallurgical balance data generated from the process facility at Bolañitos. Details of the methodology of this balance calculation is described in Section 9.2.

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Table 7-2: Expected 2007 Production

	May	June	July	Aug	Sept	Oct	Nov	Ave
Cebada Ag g/t	130	162		135	147	156	153	147
Cebada Au g/t	1.44	1.56		1.35	1.43	1.43	1.47	1.45
Tonnes	3181	2924		3330	3970	3400	4170	3496
Bolañitos Ag g/t	128	195		213	245	189	146	186
Bolañitos Au g/t	2.10	2.27		1.44	1.61	1.9	2.26	1.93
Tonnes	2153	3117		3920	3500	3119	3160	3162
Golondrinas Ag g/t	106	135		132	121	115	131	123
Golondrinas Au g/t	2.23	2.05		1.53	1.12	1.47	1.53	1.66
Tonnes	976	1232		1500	1910	1744	1040	1400
Grand total tonnes	6310	7273	0	8750	9380	8263	8370	6907

Table 7-3: Actual 2007 Production

	May	June	July	Aug	Sept	Oct	Nov	Average actual	Average planned	MCF
Cebada Ag g/t	130	168	147	108	128	157	160	142	147	0.97
Cebada Au g/t	1.44	1.65	1.42	1.25	1.21	1.44	1.50	1.42	1.45	0.98
Tonnes	3181	2722	2787	3054	4067	3826	3281	3274	3496	0.94
Bolañitos Ag g/t	128	118	142	124	187	145	135	140	186	0.75
Bolañitos Au g/t	2.10	2.01	1.61	1.38	1.27	1.44	1.52	1.62	1.93	0.84
Tonnes	2153	3022	2785	3303	3573	2479	2403	2817	3162	0.89
Golondrinas Ag g/t	106	74	88	96	74	99	116	93	123	0.76
Golondrinas Au g/t	2.23	1.46	1.44	1.10	1.27	1.26	1.47	1.46	1.66	0.88
Tonnes	976	1391	1483	1382	1810	1684	743	1353	1400	0.97
Grand total tonnes	6310	7135	7054	7739	9450	7989	6427	7443	6907	1.08

The column in Table 7-3 entitled Mine Call Factor (MCF) is the ratio of the actual grade or tonnage divided by the planned grade or tonnage. This is a measure of the accuracy of grade prediction at the mine. The results suggest that for Cebada the grade prediction is very good with perhaps a little over reporting of tonnage.

SRK considers that this analysis indicates that Bolañitos and Golondrinas both suffered not only from lower tonnages, but head grades that were substantially less than planned. The Golondrinas grades are also below the 200 g/t Ag eq cut off used to estimate Resources. Therefore the decision by the Endeavour management to suspend production at Golondrinas and Bolañitos for 2008 is considered appropriate.

The reconciliation suggests that historical sampling bias in conjunction with unplanned dilution and losses provide mine call factors at each operation which can be expected to apply to Mineral Reserve estimates when deriving them from historical in situ grade information.

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7.7	Density Determinations

Bulk density determinations were completed on 9 mineralised samples collected from active mine workings in the Cebada, Bolañitos and Golondrinas mines, see Table 7-4.

Bulk density determinations were conducted at the SGS Lakefield laboratory in Durango. Based on these results, an average value of 2.5 was used for Mineral Reserve and Mineral Resource tonnage estimates.

Table 7-4: Endeavour Bulk Density Determinations

Sample	Bulk Density	Average
Golondrinas 1	2.51	2.52
Golondrinas 2	2.52
Golondrinas 3	2.54
Bolañitos 1	2.65	2.55
Bolañitos 2	2.56
Bolañitos 3	2.52
Cebada 1	2.47	2.55
Cebada 2	2.64
Cebada 3	2.52

7.8	Conclusion

The data input procedures, geological model, and resource classification details were reviewed in detail over a period of four days. The site visit included an underground tour to examine the Veta Madre, Bolañitos and Golondrinas veins for continuity and mineralisation; geological mark-up procedures and mining methods were observed and discussed. SRK also visited the mill, sample preparation facility and laboratory and the new core storage facility that was built in 2007.

Endeavour’s resampling of certain areas in the mines has provided data that is considered more reliable than the historical samples available throughout the wider mined areas. The resampling programme suggests that the historical data is positively biased due either to non- representativeness of historical face sampling methods and/or due to cross contamination by concentrate samples in the mine’s sample preparation facility.

However, the mines’ production records provide SRK with sufficient comfort to understand historical mine call factors and how these should be accounted for in the current estimation of Mineral Resources and Mineral Reserves.

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8	MINERAL PROCESSING AND METALLURGICAL TESTING

8.1	Bolañitos Plant Description

During the site visit SRK inspected the Bolañitos plant facility which processes ore from the three mines. SRK considers the plant to be in good condition and is adequately maintained. During 2007, the plant processed ore from Cebada , Golondrinas and Bolanitos mines on a campaign basis. However, during 2008 the plant will only process material from the Cebada Mine pending completion of further exploration at Bolañitos and Golondrinas mines.

The process plant is a conventional flotation plant which SRK considers to be well suited to the campaign processing of different ore types. The process flow sheet is illustrated in Figure 8-1. The plant consists of a primary jaw crusher which receives ore from the mines in the size range 250 to 375 mm. After the primary crusher there are two ore bins each 450 t capacity. The presence of these bins allows different ore types to be crushed and stored independently thus optimising the plant availability and reducing change over time.

Secondary cone crushing takes the ore size down to 50 mm after which the tertiary crusher reduces it further to 9-10 mm. After the tertiary crusher there are another two ore bins, each 120 t capacity, which add to the plant flexibility. The conveyor belt below the tertiary crusher bins is fitted with a weightometer which is regularly checked and re-calibrated by the plant operators as required. SRK observed this procedure and considers it to be carried out appropriately. Also at this point, manual samples are regularly taken to determine the plant head grade. SRK observed this procedure and found it to be carried out appropriately.

A ball mill grinds the ore down to 73% passing 74 microns after which it is subject to conventional flotation in column and tank cells. Automatic samplers are in place to take samples of the tailings and concentrate. A single concentrate is produced which grades around 7.5 kg/t Ag and 70 g/t Au. The concentrate is dewatered in a conventional thickener followed by filtration and forced drying in a gas drier.

At the maximum processing rate of 500 tpd the plant can produce around 5 to 6 tpd of concentrate which is trucked to a smelter.

Operations at the plant have improved in recent months with a recovery of 80 to 85% being achieved for Ag (in the past it was 66%) and Au recovery is presently 85% (previously 61%). The campaign milling allows for each ore type to have different reagent dosages and for separate metallurgical balances to be carried out.

8.2	Bolañitos Plant Metallurgical Balance

SRK has reviewed the methodology of the monthly metallurgical balance which is undertaken at the Bolañitos plant and considers it appropriate. A description is given below.

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To generate the metallurgical monthly balance and also for the control of quality at the plant, key points of the process circuit are sampled:

  head grade - taken from the conveyor which feeds the milling circuit;

  wet head grade - taken from the pulp that feeds the flotation circuit;

  concentrate grade - taken from the pulp of the final product that goes to the thickening stage; and

  tails grade - taken from the pulp sent to the tailings facility.

These samples are prepared and analysed at Bolañitos Mine in-house laboratory, where a report is generated each day that contains the gold and silver grades per tonne for each sample, each shift. There are 3 shifts of 8 hours at the plant. At the laboratory the moisture content is also measured in order to calculate the dry tonnes.

A metallurgical balance per shift for the silver concentrates is generated from the gold grade, silver grade, % moisture and the tonnage which is registered by the weightometer on the belt that feeds the grinding circuit.

In addition to the above, after filtering and drying, the concentrate is stored and samples are taken for grade and moisture content. The daily calculated and accumulated balance is checked against the mass of concentrate produced.

The daily metallurgical balance forms the basis of the monthly reconciliation report. The monthly reconciliation is reviewed by senior staff and cross checked against the mass and grade of concentrate samples taken from the dried concentrate.

8.3	Bolañitos Plant Valuation

In October 2007, Endeavour assigned Mr J Downey of Savona Equipment, Canada, (Savona) to value the processing facility. The conclusion of this report was that three values were assigned to the plant in the following categories:

	1.	Salvage Value. This would constitute the most probable dollar recovery if the mine was to cease operation and all assets were to be liquidated in shortest possible time.

	2.	Operating Value. This value is based on assets of the mine being sold to a party as an ongoing operating mine.

3.

Replacement Value. This value is determined considering replacement of assets with the like size and capacity. Replacement assets would be refurbished with reasonable delivery times. It should be noted that these are not new replacement values.

For the Bolañitos plant facility, Savona estimated that salvage value would be USD250,000; the operating value would be USD1.5M; and the replacement value would be USD3.5M, which SRK considers to be appropriate for plant of its type

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RAMPA
BANDA #1
II
4100-1-5411
MINERAL DE OTRAS MINAS
4100-62-5631
I
BANDA #0
4100-63-5411
BANDA #2
4100-2-5411
III
TOLVA DE GRUESOS
4100-3-5020
4100-4-5020
4200-7-5470
4200-60-5771
IV
BANDA #3
4200-5-5426
TRITURACION
4200-13-5064
4200-13-5064
4200-12-5411
BANDA #4
VI
V
BANDA #5
4200-8-5064
4200-9-5631
4200-60-5471
4200-11-5411
VII
4200-16-5411
BANDA #6
VIII
4200-17-5411
BANDA #7
BANDA #8
IX
4200-19-5411
X
4200-20-5411
BANDA #9
4300-21-5020
4300-27-5480
XI
BANDA #10
4300-26-5411
4400-30-5601
FLOTACION PRIMARIA
FLOTACION LIMPIADORA
4500-35-5190
4500-32-5661
4800-45-5025
4800-41-5603
4600-42-5692/5694
4500-36-5010
4600-66-5601
ESPESAMIENTO
4700-68-5142/5601
4600-43-8122
4500-37-5031
4700-47-5605
4700-67-5142
4700-57-5605
FLOTACION AGOTATIVA
4500-38-5191
4500-44-5601
4700-49-5673
FILTRACION
CONCENTRADO
4500-32-5661
4500-32-5661
5800-50-5074
CELDA FLASH
MOLIENDA
4400-31-5074
4400-14-5101
PRESA DE JALES
4400-28-5641
4400-29-5601
5100-58-5025
5100-53-4205/4207

Figure 8-1: Bolañitos Process Flow Sheet

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9	MINERAL RESOURCE AND RESERVE ESTIMATES

9.1	Introduction

Mineral Resource estimates have been produced and classified using the guidelines approved by the Canadian Institute of Mining (CIM) and set out in the National Instrument document 43-101 and the accompanying documents 43-101.F1 and 43-101.CP. SRK’s Martin Pittuck has audited the Mineral Resource Estimation. Martin Pittuck is a Qualified Person (QP) under the guidelines set out by the CIM and a certificate of qualification is included in this report.

Mineral Reserve estimates have been produced and classified using the guidelines approved by the Canadian Institute of Mining (CIM) and set out in the National Instrument document 43-101 and the accompanying documents 43-101.F1 and 43-101.CP. Michael Beare of SRK has audited the Mineral Reserve Estimation. Michael Beare is a Qualified Person (QP) under the guidelines set out by the CIM and a certificate of qualification is included in this report.

9.2	Tonnage and Grade Estimation

By November 2007, all currently accessible blocks had been re-sampled by Endeavour channel samples. Historic ‘reserve’ blocks that were re-sampled are shown in Figures 9-1 to 9-9. A total of 32 out of the 106 historic ‘reserve’ blocks were sampled in the different mines of the Guanajuato Mines Project. The remaining blocks could not be sampled at this time for safety and accessibility reasons.

SRK has audited the Endeavour’s Probable Mineral Reserve estimate for the Guanajuato Mines Project. At this time, Endeavour is still using a classic polygonal method based on the use of a long section to estimate the Mineral Reserves.

Blocks are defined along the various sill levels and raises within the mine where historical channel sampling has indicated economically minable mineralisation. Block volumes are estimated by drawing each block area on a long section and measuring this area using AutoCAD. A 25 m vertical height is projected for each block. The area of the block is multiplied by the average horizontal width of the composited samples to estimate the volume.

In addition at the Cebada Robbins #5 shaft, Endeavour has added to the historical blocks by outlining three recent drilling intersections spaced at 50 m with a reasonable zone of influence interpolating between these and extrapolating some 20 m.

The mine uses a default SG of 2.5 to estimate the tonnages. This is considered reasonable for this type of deposit and is supported by a small number of SG tests on samples collected from the Guanajuato Mines Project.

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Figure 9-1: Bolañitos Mine Resource Blocks on the Bolañitos Vein

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NORTH WEST
SOUTH EAST
Elev. 2,300 m.s.n.m.
+50- 27,537
NIVEL +50
-50 27,535
NIVEL -50
Elev. 2,100 m.s.n.m.
P - 2,000
P - 1,600
LEGEND
INDICATED MINERAL RESOURCES
INFERRED MINERAL RESOURCES
ENDEAVOUR CHANNEL SAMPLING
MINED OUT
Scale 1:2,500
0
100
m
MINAS DE LA LUZ
S.A. DE C.V.
AREA: BOLAÑITOS
GUANAJUATO, GTO.
VETA CANARIOS

Figure 9-2: Golondrinas Mine, Resource Blocks in the Canarios Vein

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Figure 9-3: Golondrinas Mine Resource Blocks in the Candelaria Vein

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Figure 9-4: Cebada Mine Resource Blocks in the Veta Madre Vein

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Figure 9-5: Bolañitos Mine Resource Blocks in the Catrina Vein

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Figure 9-6: Golondrinas Mine Resource Blocks in the Los Reyes Vein

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Figure 9-7: Bolañitos Mine Resource Blocks in the San Jose Vein

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Figure 9-8: Golondrinas Mine Resource Blocks in the Sierra Mojada Vein

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Figure 9-9: Bolañitos Mine Resource Blocks in the Soledad Vein

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9.2.1	Capping of High-Grade Assays

Basic statistical parameters developed for raw silver and gold assays showed that the data is positively skewed and it was necessary to limit the influence of high assays by capping. To determine appropriate capping, lognormal probability plots were used.

For Indicated Resources at the Guanajuato Mines Project, Endeavour capped the channel samples statistically based on the cumulative probability of approximately 95%, this is shown in Table 9-1).

Table 9-1: Grade Capping used for Gold and Silver at the Guanajuato Mines Project

Area	Au (g/t)	Ag (g/t)
Cebada	10	1300
Bolañitos	7.32	742
Golondrinas	4.22	307

9.3	Resources Definition Criteria

A minimum width of 1.50 m was used for compositing channel and drillhole sample grades. The cut-off grade applied to resource blocks was 215 g/t silver equivalent (Ag eq). The equivalent grade was reached by multiplying the gold grade by 60 and adding it to the silver grade, this reflects the relative recoverable values of the metals.

In carrying out the audit, SRK has carried out a check calculation on the Endeavour cut-off grade assumption. The following data was taken from October 2007 production report and was used as an input for the calculation:

  Silver realised price of USD11.9/oz.

  Gold realised price of USD670/oz.

  Plant Ag recovery 88.8%.

  Plant Au recovery 79.7%.

  Smelter treatment charge of USD200/t concentrate.

  Au and Ag refining charges of USD0.18/g and USD10/kg of contained metal respectively.

  Cash operating costs of USD60/t.

The breakeven cut off grade calculated from the above gives a silver grade of 206 g/t. The multiplier to change gold grade into a silver equivalent was calculated to be 56. Therefore SRK considers that the cut of grade parameters used by Endeavour to be appropriate and SRK used a gold grade multiplier of 60. In auditing the Mineral Reserves for the 2008 plan at Cebada, SRK has applied the Endeavour cut off grade of 200 g/t Ag eq for Mineral Reserves and a cut off grade of 215 g/t Ag eq for Mineral Resources to account for the fact they are undiluted.

SRK considers that the use of the metal prices achieved in October 2007 is appropriate for generation of Mineral Resources and also for the Mineral Reserves in the 2008 Cebada mine plan. This is because the

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gold price at the time of writing in close to USD1000/oz which is around 50% more than has been assumed.

9.4	Modifying Factors and Reserve Estimation

SRK has reviewed the Mineral Reserve estimation work carried out by Endeavour staff and that in a report by Thompson in 2007 (Thompson, 2007). SRK has carried out checks of the area, volume and grade calculations and considered the approach and methodology to be appropriate. SRK has made some small adjustments to some of the blocks to produce the audited statement in Table 9-2.

An average of 16% dilution has been applied to convert Resources to Reserves. For individual blocks the dilution can be as high as 40%, but depends on orebody width and the size of equipment that will be used. The bulk of this work was initially carried out by Thompson but has been audited by SRK.

With regard to orebody recovery, no factor has been applied to generate the Reserve statement. This is because no pillars are left behind when mining at Cebada. The cut and fill method allows a Resource block to be mined from the bottom up in its entirety. No further analysis can be undertaken because no accurate volume measurements exist of the mined out areas and there is no computer block model to compare against it. SRK recommends that in the future accurate 3D surveys are carried out in order to conduct a more detailed reconciliation and determine how much of the in-situ material is left behind.

9.5	Classification

Mineral Resources and Mineral Reserves have been derived by classifying the blocks according to the following criteria:

•

Probable Mineral Reserves are those Indicated Mineral Resource blocks for which Endeavour has a mine plan in place. This is the case for the Cebada Mine during 2008 which has a program of investment in development and infrastructure to support the generation of Mineral Reserves. SRK notes that the classification of Probable Reserves at Cebada is supported by a good general reconciliation between the planned production and that achieved in the mill (refer to Section 8.6). However, the lack of rigorous QAQC and detailed reconciliation of the volumes and grades mined from each area prevents any Mineral Resources being classified as Measured. Therefore, in SRK’s opinion, Proven Mineral Reserves cannot be generated from the currently available data.

•

Indicated Mineral Resources and those blocks which in have had some of the historical mine sampling superseded by Endeavour’s 2007 channel samples which, in conjunction with confidence gained from historical reconciliations, provide a reasonable level of confidence in sample grades and resultant block estimates.

•

Inferred Mineral Resources are those outlined and estimated based on the mine’s interpretation and historical sampling results. SRK considers the historical sampling method and laboratory performance to result in a low confidence in the results as described in Section 7, despite reasonable historical reconciliations.

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9.6	Mineral Resource Statement

Mineral Resources and Mineral Reserves have been estimated, classified and reported using the guidelines given in the Canadian Institute of Mining (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines and set out in the National Instrument document 43-101 and the accompanying documents 43-101.F1 and 43-101.CP.

The Mineral Resources are exclusive of the Mineral Reserves. The statements in Table 9-2 are effective 31 December 2007. Mineral Resources are those blocks with grades in excess of 215 g/t Ag eq.

A full listing of individual blocks is provided in Appendix 1. Note that some rounding has been applied to these block estimates in order to provide a Mineral Resource statement which implies an appropriate level of accuracy; this may result in apparent errors which are not considered material.

Table 9-2: SRK Audited Statement of Mineral Reserves and Resources

Guanajuato Mines Project : Mineral Reserve Statement, 31 December 2007
		Tonnage	Grade (g/t)			Metal (oz)
		(t)	Au	Ag	Ag eq	Au	Ag	Ag eq
Cebada 2008 Mine Plan	Probable	103,000	1.4	209	292	4,650	694,000	969,000
Guanajuato Mines Project : Mineral Resource Statement, 31 December 2007
		Tonnage	Grade (g/t)			Metal (oz)
		(t)	Au	Ag	Ag eq	Au	Ag	Ag eq
Cebada 2008 Mine Plan	Indicated	0	0	0	0	0	0	0
Cebada additional	Indicated	17,500	2.6	225	375	1,500	127,000	211,000
Bolanitos	Indicated	16,500	1.7	210	310	900	111,000	164,000
Golondrinas	Indicated	8,000	1.9	95	210	500	24,000	54,000
Subtotal	Indicated	42,000	2.1	194	318	2,900	262,000	429,000

Cebada	Inferred	137,000	1.7	250	355	7,500	1,101,000	1,565,000
Cebada Robbins #5	Inferred	39,000	3.1	150	340	3,900	188,000	425,000
Bolanitos	Inferred	145,000	2.1	205	330	9,800	956,000	1,540,000
Subtotal	Inferred	321,000	2.1	218	342	21,200	2,245,000	3,530,000

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9.7	Comparison with Historical ‘Reserves’

As of 30 November 2006, historical ‘reserves’ reported by the mine totalled 774,868 t grading 200 g/t silver and 1.87 g/t gold containing an estimated 4,984,000 oz silver and 46,500 oz gold seen in Table 9- 3. These ‘reserves’ were estimated by Mine Geologist Federico Vogel Gonzalez based on extensive underground sampling of the mineralised zones in drifts and raises.

Table 9-3: Guanajuato Mines Project - Historic “Reserves”* as of 30 November 2006

Mine	Tonnes	Ag (g/t)	Au (g/t)	Oz Ag	Oz Au
Bolañitos	538,200	175	1.89	3,028,000	32,700
Cebada	236,668	257	1.82	1,956,000	13,800
Totals	774,868	200	1.87	4,984,000	46,500

SRK notes that the “reserves” reported in Table 9-3 are historic and have not been prepared in accordance with the CIM Code or with NI 43-101.

The CIM compliant Mineral Reserves are considerably less than the historical ‘reserves’ owing to a stricter definition where CIM requires that a specific mine plan is in place to mine the blocks which are reported as Mineral Reserves.

The total CIM compliant Mineral Resources and Reserves comprise some two-thirds of the historical ‘reserves’, this is because a number of blocks in the historical ‘reserves’ have been depleted, or are no longer considered to be accessible.

9.8	Exploration Potential

Mineral Exploration Potential at the Guanajuato Mines Project is considered to be very good. In the veins which have been partially mined in which the resource blocks are to be found, there is good potential to add to resources by gathering information in the vicinity of these blocks and expanding them into unmined ground. This could be achieved with underground drilling or with further channel sampling. The block boundaries are in many cases only constrained by the arbitrary rules for how far a sample’s influence should extend.

Parts of these veins beyond the historically mined areas also represent good potential for additional resource tonnage for which surface drilling will be required. The licence areas contain many veins and SRK considers there to be reasonable potential to discover new veins and splays beyond those currently mapped.

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10	OTHER RELEVANT INFORMATION

At this time, all relevant data and information regarding Mineral Resources and Mineral Reserves at Endeavour’s Guanajuato Mines Project is included in other sections of this report. This section will therefore focus on covering the items contained in Item 25 of the Form 43- 101F1 Technical Report “Additional Requirements for Technical Reports on Development Properties and Production Properties”

10.1	Mining Operations

As of June 2007, Endeavour assumed the running of day to day mining operations at the Guanajuato Mines Project pictured in Figure 10-1. Endeavour is currently looking at ways to optimize the costs at the mining operations. On 31 December 2007, the Guanajuato Mines Project had a roster of 316 employees. The mine is operating three 8-hour shifts 6 days a week. The miners are skilled and experienced in vein mining and according to Endeavour are currently not unionized. There is an incentive system in place rewarding personnel for good attendance and production. Technical services and overall supervision is provided by Endeavour staff.

The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All the mining activities are being conducted under direct supervision and guidance of the Mine Manager.

Figure 10-1: View looking northwest along the Veta Madre trend

10.2	Ground Conditions

The ground conditions at the Bolañitos and Golondrinas mines are considered good. The rocks are competent and require no special measures for rock support other that occasional bolting and regular scaling. At the Cebada Mine the ground conditions are similar to the other mines with exception of the hangingwall of the orebody which is comprised of a weak laminated graphitic

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shale. This material is weak and requires additional rock bolting. SRK notes that the cut and fill mining method is well suited to these ground conditions.

10.3	Mining Method

A conventional bottom cut and fill mining method is employed with waste rock being brought in by small diesel or electric loaders. The rock for filling is either dropped down a raise bore hole from surface or is generated from development in waste.

10.4	Production

Since taking over the property in May 2007 until the December 2007, Endeavour’s Bolañitos plant has produced 227,689 oz silver and 2,360 oz gold from 65,266 t ore grading 133 g/t silver and 1.47g/t gold. Silver and gold recoveries averaged 81.50% and 76.60%, respectively. More detail on the production reconciliation is given in Section 7.6.

10.5	Tailings Dam

During the site visit, SRK observed work in progress for the expansion of the tailings facility. Work ongoing was raising the downstream embankment and development of the diversion tunnel. Endeavour will continue the tailings facility expansion during 2008.

10.6	Contracts

Endeavour advises that there are no contracts for mining, smelting, refining, transportation, handling, sales, contracts or agreements that are outside of normal or generally accepted practices within the mining industry. Endeavour has a policy on not hedging or forward selling any of its products.

10.7	Environmental Considerations and Safety

The Bolañitos plant monitors all the effluents and air quality at the site. Regular monitoring and laboratory testing are contracted out to qualified contractors. Regular meetings are held with the local Ejido (Local Government) and President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminium.

The mine and mill have induction meetings and tours with all new employees and hold regular weekly half hour safety meetings with all employees and contractor employees. SRK observed that a high standard of Personal Protective Equipment was in evidence at the mine.

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10.8	Taxes

Taxation in Canada and Mexico are often complex and vary from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour is subject to the taxing jurisdictions of Guanajuato, Mexico and Canada. Endeavour represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

10.9	Capital Cost Estimates

Endeavour’s Guanajuato Mines Project is a modest size underground mining operation based in entirely at Cebada for 2008. The following budget was prepared by Endeavour for 2008.

Table 10-1: Summary of 2008 Capital Budget

Item	USD
Equipment	180,000
Laboratory	125,000
Shaft	200,000
Pick up trucks	132,000
Electrics	87,000
Plant and Tailings	760,000
Various Construction	85,000
Safety	28,000
Administration and Security	80,000
Studies	25,000
Development	1,300,000
Total USD	3,002,000

The capital outlay will be higher than in previous years as a number of improvements and upgrades are planned for the project. Based on the audit work, SRK considers the budget to be appropriate in order to further enhance and stabilise the Cebada operation and Bolañitos process plant.

SRK notes that this is the budget for capital expenditure on the mine and plant and is in addition to the exploration budget indicated in Section 7.4.

10.10	Economic Analysis

10.10.1	Operating Costs

Total cash operating costs for October 2007 were USD60/t which SRK considers to be high by world standards. The main reason that costs are high is that the production rate is low resulting in artificially high unit costs In addition; the orebodies are narrow and fiddly to mine resulting in low productivity.

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10.10.2	Economic Analysis

SRK has not undertaken a cashflow analysis for the Guanajuato Mines Project due to the fact that there are currently only Mineral Reserves sufficient for 2008.

10.10.3	Future Production Potential

The mine life based on probable reserves as of 31 December 2007 is approximately one year at a projected production levels of 300 tpd or 8,600 tpm. This is less than the mill capacity and Endeavour is hoping that ongoing exploration will add to the Mineral Reserve inventory so that mining and processing rate can be increased in 2009.

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11	INTERPRETATION AND CONCLUSIONS

Upon acquiring the Guanajuato Mines Project, Endeavour has obtained an operating project with an extensive mining history and known silver and gold bearing veins located in the State of Guanajuato, Mexico with good potential for the discovery of additional resources and reserves as development and exploration at the mine continues. Also, now that Endeavour has taken over the day to day operation of the mine from the previous operator, there are potentially number of areas which will see increased productivity and efficiency measures which may lead to cost savings in the future. Improvements in mining techniques and equipment will also allow mining to be expanded within the boundaries of previously mined areas and extend the mining into new areas.

SRK has conducted an audit of Endeavour’s Mineral Resource and Mineral Reserve estimate for the period ending 31 December 2007 and considers these to have been reasonably prepared. To SRK’s knowledge, there are no significant technical issues which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines Project.

SRK believes that the land controlled by Endeavour is prospective within the mining areas and along strike and down dip of the existing mineralisation and that further Mineral Resources could be discovered and converted into Reserves with additional exploration, development and mine planning.

Endeavour plans to invest USD3M in the Cebada Mine and Bolañitos plant during 2008. In addition, Endeavour plans to spend an estimated USDD3.2M as part of its ongoing exploration at the Guanajuato Mines Project, mainly on diamond drilling; SRK considers this to be a reasonable budget for the work required and for the project to have sufficient merit to justify this.

If initial drilling in 2008 is successful, a supplemental budget for a follow-up phase of exploration will be prepared and submitted for approval by the company’s Board of Directors. ..

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12	RECOMMENDATIONS

Further to the work carried out in the preparation of this technical report, SRK recommends the following:

  The budget for capital expenditure on both exploration and mine and process plant is spent in order to achieve the objective of stabilising operations and assessing additional areas for continued mining.

  Reconciliation at the mines is improved through more accurate measurements of volumes mined. This can be achieved with more thorough survey pick ups and the use of 3D computer applications to model the orebodies in 3D.

  Underground sampling by the exploration and mine teams is standardised to avoid errors and discrepancies.

  A more rigorous QAQC programme should be put in place to confirm ALS-Chemex accuracy and precision in addition to Endeavour’s sub sampling methods.

  Additional efforts are put into researching the local surface ownership and negotiation of access agreements. In particular, surface access will be required before any surface exploration can be conducted in the Bolañitos – Golondrinas mines area of the La Luz district.

  The CIM terminology for reporting Mineral Resources and Reserves should be implemented by Endeavour when classifying blocks because; the terminology developed by the mine historically is very confusing and misleading.

For and on behalf of SRK Consulting (UK) Ltd

Ms Marta Sostre	Mr Michael Beare
Resource Geologist	Principal Mining Engineer

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13	REFERENCES

Aranda-Gómez, J.J., and McDowell, F.W., 1998, Paleogene extension in the southern asin and Range Province of Mexico; syndepositional tilting of Eocene Red Beds and Oligocene volcanic rocks in the Guanajuato Mining District: International Geology Review, v. 40, p. 116–134.

Buchanan, L.J., 1980, Ore controls of vertically stacked deposits, Guanajuato, Mexico: American Institute of Mining Engineers, Preprint 80-82, 26 p.

Cerca-Martínez, M.; Aguirre-Díaz, G.J.; and López-Martínez, M., 2000, The geologic evolution of southern Sierra de Guanajuato, Mexico-A documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt: International Geology Review, v. 12, no. 2, p. 131-151.

Chiodi, M.; Monod, O.; Busnardo, R.; Gaspard, D.; Sánchez, A.; and Yta, M., 1988, Une discordance anté-albienne datée par una faune d’ammonites et de brachiopodes de type téthysien au Mexique central: Geobios, no. 21, p. 125-135.

Dávila-Alcocer, V.M., and Martínez-Reyes, Juventino, 1987, Una edad cretácica para las rocas basales de la Sierra de Guanajuato: Universidad Nacional Autónoma de México, Instituto de Geología, Simposio sobre la geología de la Sierra de Guanajuato, resúmenes, p.19-20 (abstract).

Edwards, D.J., 1955, Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153–185.

Gross, W.H., 1975, New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1175–1189.

Martínez-Reyes, Juventino, and Nieto-Samaniego, A.F., 1992, Efectos geológicos de la ectónica reciente en la parte central de México: Universidad Nacional Autónoma de éxico, Instituto de Geología, Revista, v. 9, p. 33–50.

Nieto-Samaniego, A.F.; Macías-Romo, Consuelo; and Alaniz- Alvarez, S.A., 1996, uevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Randall-Roberts, J.A.; Saldaña-A., E.; and Clark, K.F., 1994, Exploration in a volcano-plutonic center at Guanajuato, Mexico: Economic Geology, v. 89, p. 1722–1751.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Thompson, J.E, (2007), Grade & Dilution Control (with commentary on Development, Mining Methods and Backfill), private company report on Guanajuato Mines Project for Endeavour Corp.

SRK Consulting
Endeavour Corp. 43-101 Report	Page 74

14	CERTIFICATES OF QUALIFIED PERSONS

To Accompany the Report Entitled
“NI 43-101 Technical Report For The Bolañitos Mines Project Guanajuato State Mexico”

I, Michael John Beare, do hereby certify that:

1.	I reside at 17, Clos Halket, Canton, Cardiff, CF11 8DZ.

2.	I am a graduate with a Bachelor of Engineering gained from Camborne School of Mines in 1992 and I have practised my profession continuously since that time.

3.	I am a member of the Institution of Materials Mining and Metallurgy (Membership Number 510510) and I am a Chartered Engineer.

4.	I am a Principal Mining Engineer with SRK (UK) Ltd, a firm of consulting engineers and scientists.

5.	I have experience with precious metal deposits and reserve estimation techniques.

6.	I am a Qualified Person for the purposes of NI 43-101 and I am responsible for the preparation of the Mineral Reserves covered by this report.

7.	I have visited Guanajuato Mines Project on 17th to 20th December 2007.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

Neither I, nor any affiliated entity of mine, is at present under an arrangement or understanding, nor expects to become, an insider, associate, affiliated entity or employee of Endeavour Corp or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine, own either directly or indirectly, nor expect to receive, any interest in the properties or securities of Endeavour Corp, or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Endeavour Corp, or associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

13.

As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Michael Beare, B.Eng, MIMMM, C.Eng.
Principal Mining Engineer

31st March 2008

SRK Consulting
Endeavour Corp. 43-101 Report	Page 75

CERTIFICATE

To Accompany the Report Entitled
“NI 43-101 Technical Report For The Bolañitos Mines Project Guanajuato State Mexico”

I, Martin Frank Pittuck, do hereby certify that:

1.	I reside at 23, Conway Road, Pontcanna, Cardiff, CF11 9NT.

2.	I am a graduate with a master of Science in Mineral Resources gained from Cardiff College, University of Wales in 1996 and I have practised my profession continuously since that time.

3.	I am a member of the Institution of Materials Mining and Metallurgy (Membership Number 49186) and I am a Chartered Engineer.

4.	I am a Principal Resource Geologist with SRK (UK) Ltd, a firm of consulting engineers and scientists.

5.	I have experience with precious metal deposits and resource estimation techniques.

6.	I am a Qualified Person for the purposes of NI 43-101 and I am responsible for the preparation of the Resources estimates covered by this report.

7.	I have visited the Guanajuato Mines Project on 17th to 20th December 2007

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

Neither I, nor any affiliated entity of mine, is at present under an arrangement or understanding, nor expects to become, an insider, associate, affiliated entity or employee of Endeavour Corp or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine, own either directly or indirectly, nor expect to receive, any interest in the properties or securities of Endeavour Corp, or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Endeavour Corp, or associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

13.

As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Martin Pittuck, MIMMM, C.Eng.
Principal Resource Geologist

31st March 2008

SRK Consulting
Endeavour Corp. 43-101 Report

SRK Consulting (UK) Ltd Report Distribution Record

Complete this form and include it as the final page for each copy of the report produced.

Report No.	U3438_011_Bolanitos

Copy No.	PDF

Name/Title	Company	Copy	Date	Authorised by
Barry Devlin	Endeavour	PDF	31 March 2008	PITT/BEER

Approval Signature:

This report is protected by copyright vested in SRK Consulting (UK) Limited. It may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder, SRK.

SRK Consulting
Appendix 1

Appendix 1: Guanajuato Mines Project – Block Listing

Resource Block Estimates
Mine	Block	Classification	Tonnage (t)	Au (g/t)	Ag (g/t)	Ag Eq (g/t)	Au (g)	Ag (g)	Ag Eq (g)
CEBADA	18-2172 S	PROBABLE	9,040	0.9	216	271	8,136	1,952,640	2,449,840
CEBADA	18-2172a	PROBABLE	14,522	0.9	216	271	13,070	3,136,752	3,935,462
CEBADA	18-2172b	PROBABLE	2,201	1.1	269	337	2,421	592,069	741,737
CEBADA	18-2416	PROBABLE	3,713	1.1	149	217	4,084	553,237	805,721
CEBADA	18-2416 S	PROBABLE	5,575	1.1	144	210	6,133	802,800	1,170,750
CEBADA	31-2935	PROBABLE	8,049	1.5	181	270	12,074	1,456,869	2,173,230
CEBADA	31-2935	PROBABLE	2,853	1.5	181	270	4,280	516,393	770,310
CEBADA	41-2622	PROBABLE	8,892	1.3	176	254	11,560	1,564,992	2,258,568
CEBADA	51-2300	PROBABLE	10,916	1.2	223	294	13,099	2,434,268	3,209,304
CEBADA	51-2450	PROBABLE	4,157	1.3	189	267	5,404	785,673	1,109,919
CEBADA	51-2944a	PROBABLE	14,907	1.6	200	294	23,851	2,981,400	4,382,658
CEBADA	51-2944b	PROBABLE	6,156	2.2	275	406	13,543	1,692,900	2,499,336
CEBADA	56-2450	PROBABLE	12,281	2.0	255	377	24,562	3,131,655	4,629,937
CEBADA	11-2416	INDICATED	3,740	1.7	189	292	6,358	706,860	1,092,080
CEBADA	26-2780	INDICATED	4,410	3.6	366	583	15,876	1,614,060	2,571,030
CEBADA	36-2780	INDICATED	5,560	1.0	159	221	5,560	884,040	1,228,760
CEBADA	51-2360	INDICATED	570	1.0	205	265	570	116,850	151,050
CEBADA	51-2610	INDICATED	1,270	6.1	171	540	7,747	217,170	685,800
CEBADA	56-2360	INDICATED	580	1.0	205	265	580	118,900	153,700
CEBADA	11-2622	INFERRED	5,654	2.2	329	463	12,439	1,860,166	2,617,802
CEBADA	11-2710	INFERRED	12,519	2.4	412	558	30,046	5,157,828	6,985,602
CEBADA	18-2086	INFERRED	4,116	2.1	217	340	8,644	893,172	1,399,440
CEBADA	18-2172	INFERRED	4,237	1.1	269	337	4,661	1,139,753	1,427,869
CEBADA	18-2416	INFERRED	13,649	1.1	149	217	15,014	2,033,701	2,961,833
CEBADA	26-2086	INFERRED	9,281	1.6	217	312	14,850	2,013,977	2,895,672
CEBADA	26-2172	INFERRED	8,076	1.8	251	358	14,537	2,027,076	2,891,208
CEBADA	26-2780	INFERRED	11,856	1.7	197	298	20,155	2,335,632	3,533,088
CEBADA	26-2991	INFERRED	1,850	1.5	264	351	2,775	488,400	649,350
CEBADA	26-3060	INFERRED	9,220	1.2	200	273	11,064	1,844,000	2,517,060
CEBADA	31-2780	INFERRED	3,657	1.7	197	298	6,217	720,429	1,089,786
CEBADA	31-2935	INFERRED	1,858	2.1	250	373	3,902	464,500	693,034
CEBADA	31-3060	INFERRED	3,789	1.2	200	273	4,547	757,800	1,034,397
CEBADA	36-2172	INFERRED	5,468	1.7	160	264	9,296	874,880	1,443,552
CEBADA	36-2780	INFERRED	1,833	1.2	229	298	2,200	419,757	546,234
CEBADA	41-2560	INFERRED	2,237	2.7	328	488	6,040	733,736	1,091,656
CEBADA	41-2780	INFERRED	2,470	1.2	229	298	2,964	565,630	736,060
CEBADA	46-2560	INFERRED	1,149	2.7	328	488	3,102	376,872	560,712
CEBADA	46-2622	INFERRED	3,121	1.8	235	340	5,618	733,435	1,061,140
CEBADA	46-2944	INFERRED	1,466	2.7	298	457	3,958	436,868	669,962
CEBADA	51-2230	INFERRED	2,332	2.5	354	503	5,830	825,528	1,172,996
CEBADA	51-2270	INFERRED	970	0.9	182	237	873	176,540	229,890
CEBADA	51-2300	INFERRED	835	1.6	270	364	1,336	225,450	303,940
CEBADA	51-2340	INFERRED	1,790	1.4	206	288	2,506	368,740	515,520
CEBADA	51-2360	INFERRED	727	1.6	270	364	1,163	196,290	264,628
CEBADA	51-2610	INFERRED	342	1.4	289	371	479	98,838	126,882
CEBADA	51-2800	INFERRED	2,674	1.4	289	371	3,744	772,786	992,054
CEBADA	51-2944	INFERRED	11,067	2.2	276	407	24,347	3,054,492	4,504,269
CEBADA	56-2230	INFERRED	1,202	2.5	354	503	3,005	425,508	604,606
CEBADA	56-2270	INFERRED	508	0.9	182	237	457	92,456	120,396
CEBADA	56-2300	INFERRED	888	1.5	265	355	1,332	235,320	315,240
CEBADA	56-2340	INFERRED	1,067	1.4	206	288	1,494	219,802	307,296

SRK Consulting
Appendix 1

CEBADA	56-2408	INFERRED	1,060	1.8	334	440	1,908	354,040	466,400
CEBADA	56-2800	INFERRED	284	1.3	260	336	369	73,840	95,424
CEBADA	56-2810	INFERRED	1,084	1.3	260	336	1,409	281,840	364,224
CEBADA	61-3030	INFERRED	1,949	2.2	287	417	4,288	559,363	812,733
CEBADA	61-580	INFERRED	1,103	3.4	534	737	3,750	589,002	812,911
CEBADA Robbins #5	CE378-1	INFERRED	12,579	2.9	164	340	36,957	2,058,390	4,275,792
CEBADA Robbins #5	CE378-2	INFERRED	12,805	3.1	221	409	40,171	2,828,276	5,238,527
CEBADA Robbins #5	CE383-1	INFERRED	12,542	3.3	70	265	40,762	877,958	3,323,696
BOLANITOS	0-29640	INDICATED	4,400	3.4	115	317	14,960	506,000	1,394,800
BOLANITOS	0-29640b	INDICATED	6,280	1.1	161	229	6,908	1,011,080	1,438,120
BOLANITOS	0-29800	INDICATED	5,630	1.1	338	402	6,193	1,902,940	2,263,260
GOLONDRIN AS	25-27730	INDICATED	8,100	1.9	95	211	15,390	766,746	1,709,100
BOLANITOS	0-29947	INFERRED	885	1.8	120	228	1,593	106,200	201,780
BOLANITOS	134-29800	INFERRED	12,393	2.0	194	312	24,786	2,404,242	3,866,616
BOLANITOS	134-30000	INFERRED	754	4.3	40	299	3,242	30,160	225,446
BOLANITOS	134-30253	INFERRED	2,276	1.9	307	423	4,324	698,732	962,748
BOLANITOS	134-30405	INFERRED	4,086	1.4	182	268	5,720	743,652	1,095,048
BOLANITOS	200-29670	INFERRED	3,016	0.9	184	235	2,714	554,944	708,760
BOLANITOS	200-29695	INFERRED	7,075	1.0	195	255	7,075	1,379,625	1,804,125
BOLANITOS	200-29800	INFERRED	1,775	1.2	196	266	2,130	347,900	472,150
BOLANITOS	200-29880	INFERRED	12,523	1.0	321	383	12,523	4,019,883	4,796,309
BOLANITOS	200-30140	INFERRED	5,239	2.5	149	296	13,098	780,611	1,550,744
BOLANITOS	42-29800	INFERRED	3,877	1.5	287	375	5,816	1,112,699	1,453,875
BOLANITOS	42-29947	INFERRED	2,107	1.8	120	228	3,793	252,840	480,396
BOLANITOS	42-30214	INFERRED	2,034	3.0	162	341	6,102	329,508	693,594
BOLANITOS	42-30396	INFERRED	2,257	2.5	63	215	5,643	142,191	485,255
BOLANITOS	42-30563	INFERRED	2,690	3.9	142	375	10,491	381,980	1,008,750
BOLANITOS	42-30671	INFERRED	2,401	3.4	48	252	8,163	115,248	605,052
BOLANITOS	42-30810	INFERRED	722	3.8	47	276	2,744	33,934	199,272
BOLANITOS	84-29677	INFERRED	10,331	1.1	210	275	11,364	2,169,510	2,841,025
BOLANITOS	84-29695	INFERRED	4,518	1.1	210	275	4,970	948,780	1,242,450
BOLANITOS	84-29986	INFERRED	3,069	2.6	189	343	7,979	580,041	1,052,667
BOLANITOS	84-30455	INFERRED	3,564	1.1	156	220	3,920	555,984	784,080
BOLANITOS	84-30481	INFERRED	3,998	3.8	40	269	15,192	159,920	1,075,462
BOLANITOS	84-30563	INFERRED	9,540	4.1	89	336	39,114	849,060	3,205,440
BOLANITOS	84-30671	INFERRED	2,453	3.4	48	252	8,340	117,744	618,156
BOLANITOS	84-30810	INFERRED	4,239	3.8	47	276	16,108	199,233	1,169,964
GOLONDRIN AS	.-100-27990	INFERRED	1,343	1.7	410	510	2,283	550,630	684,930
GOLONDRIN AS	+50-27537	INFERRED	4,036	3.7	197	416	14,933	795,092	1,678,976
GOLONDRIN AS	0-27830	INFERRED	1,744	2.2	127	260	3,837	221,488	453,440
GOLONDRIN AS	0-27880	INFERRED	263	1.3	300	380	342	78,900	99,940
GOLONDRIN AS	100-28255	INFERRED	1,369	3.6	182	399	4,928	249,158	546,231
GOLONDRIN AS	-50-27535	INFERRED	24,294	1.9	327	441	46,159	7,944,138	10,713,65 4
GOLONDRIN AS	-50-27830	INFERRED	1,744	2.2	127	260	3,837	221,488	453,440
GOLONDRIN AS	-50-27831	INFERRED	481	1.7	156	258	818	75,036	124,098
GOLONDRIN AS	-50-27880	INFERRED	263	1.3	300	380	342	78,900	99,940
GOLONDRIN AS	50-28255	INFERRED	1,369	3.6	182	399	4,928	249,158	546,231